PLATINUM GROUP METALS **ANNUAL REPORT 2015**

Platinum now.

PLATINUM GROUP METALS

PLG:NYSE MKT
PTM:TSX

Table of Contents

Letter to the Shareholders	2
WBJV Project 1	8
Waterberg Project	14
Corporate Responsibility	20
The Year Ahead	28
Financial Information	30

PLATINUM GROUP METALS ANNUAL REPORT 2015

This is a market for being a contrarian. It is time for getting things done as economically as possible.

Our annual report this year is designed to be economical in our words and firm in our convictions.

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 2 Letter to the Shareholders

Dear Shareholders,

Why now and what's next?

PLATINUM GROUP METALS ANNUAL REPORT 2015

Letter to the Shareholders P 3

BOTSWANA
ZIMBABWE
NAMIBIA
Waterberg Project
MOZAMBIQUE
WBJV Project 1
Johannesburg
SWAZ
LES.
SOUTH AFRICA
Cape Town

Our WBJV Project 1 (Maseve) Mine construction has been successfully completed and we have a mine built to compete in a tough metals market. Our shareholders have supported our vision and we plan to be in production for the long term. The business is cyclical and we believe that metal prices have gone below the marginal cost of production for many producers. We see the opportunity to be in production during a market rebound and to have cash flow at a time that we look to grow the business with our large Waterberg Discovery.

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 4 Letter to the Shareholders

How far we've come.

PLATINUM GROUP METALS ANNUAL REPORT 2015

Letter to the Shareholders P 5

In the past year we have:

›	Safely worked over 4 million construction man hours
›	Established a positive culture and work ethic at WBJV Project 1
›	Developed a 249 person full time team overseeing a 1,700 person workforce
›	Completed and commissioned the WBJV Project 1 PGE concentrating plant
›	Developed over 2,500 meters of underground tunnels
›	Updated our reserves and started mining Merensky Reef
›	Drilled approximately 150,000 meters of core and grown the Waterberg resource by 200%
›	Consolidated a land position of over 1,000 sq kilometers at Waterberg and confirmed US$ 20 million of funding from the Japan Oil, Gas and Metals National Corporation ("JOGMEC"), a Japanese State corporation
›	Completed 2,000 engineering planning hours for Waterberg

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 6 Letter to the Shareholders

The vision

We see platinum and palladium as essential in the modern economy with growing demand.

We see growing automobile demand worldwide.

We see tighter emission standards worldwide and we see continued demand for more fuel efficient vehicles, including diesel vehicles using platinum catalysts.

We see shrinking supply from deep, older mines.

We see increased safety requirements for all mines.

We see aggressive speculative trading driving the price of many metals downwards, below the cost of production for many mines, at contrast with continued long term global economic growth.

We see opportunity in contrast to the current prevalent negative views and we strive to establish cost competitive production and growth at a time of a cyclical metals market down turn.

R. Michael Jones, P.Eng.
CEO and Co-Founder
Platinum Group Metals Ltd.

Photo (next page): Underground construction at WBJV Project 1.

PLATINUM GROUP METALS **ANNUAL REPORT 2015**

Letter to the Shareholders P 7

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 8 WBJV Project 1

Ready, set produce.

The WBJV Project 1 platinum mine is located 32 kilometers north of the city of Rustenburg on the Western Limb of the Bushveld Complex, the global hub of platinum production.

Ready

The required licenses and permits for the mining operation are in place. Power, water and labour requirements are in place. Project development has taken place smoothly and continuously to complete construction of the project as planned over the past three years.

Photo (next page): Ore silo, primary crusher and conveyor system at WBJV Project 1.

PLATINUM GROUP METALS **ANNUAL REPORT 2015**

WBJV Project 1 P 9

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 10 WBJV Project 1

Western Limb
RBPlats
BRPM
Impala Platinum
Impala Lease
Lonmin
Marikana
WBJV
Project 3
WBJV
Project 1
Rustenburg
Pretoria
Anglo American
Rustenburg
Johannesburg

PLATINUM GROUP METALS ANNUAL REPORT 2015

WBJV Project 1 P 11

Set

The plant has been completed and has been cold commissioned. The mine infrastructure is built. The operating owner's team for the mine is in place. Stopes on the Merensky Reef are accessed and started for mining. The working capital for the mine ramp up is in place. The current market prices and exchange rates have been modelled.

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 12 WBJV Project 1

Primary Crusher
Ore Silo
Mill
Eskom Power Substation
Conveyor
North Mine Change House
North Mine Decline
Conveyor

PLATINUM GROUP METALS ANNUAL REPORT 2015

WBJV Project 1 P 13

Produce

We plan to produce 118,000 ounces during 2016, ramping up the mine to full capacity of 250,000 ounces at steady state in 2018. The mine life is estimated at 20 years.

Photo (previous page): WBJV Project 1 Completed Mine Works, looking south.

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 14 Waterberg Project

Engineering for growth.

Waterberg is different

It is big	367 million tonnes and still open
It is new	Discovered by our own team in 2011
It is shallow	140 meters from surface compared to other mines being developed at 1,000 meters deep
It is thick	30 meters to 60 meters thick in the Super F – compared to 1 meter thick in the conventional platinum mines

PLATINUM GROUP METALS **ANNUAL REPORT 2015**

Photo (next page): Drilling at Waterberg Project.

Waterberg Project P 15

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 16 Waterberg Project

Waterberg
Project
Northern Limb
N
50 Km
Anglo American
Mogalakwena Mine
Polokwane
Ivanhoe
Platreef Project
Mokopane

PLATINUM GROUP METALS ANNUAL REPORT 2015

Waterberg Project P 17

It is funded	By the US$ 20 million firm commitment of the Japan Oil, Gas and Metals National Corporation
It is strategic	We anticipate that Waterberg will produce a highly desirable concentrate of platinum, palladium, gold, copper and nickel

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 18 Waterberg Project

Our plans for Waterberg are:

To define the best grade thickness of the deposit nearest to surface – we are finding new significant areas of shallow mineralization

To design the optimal mine plan and scale for deposit development

To work with local utilities to ensure delivery of the key bulk services as required for the optimal project size

To work closely with our Japanese partner to optimize the metal marketing plan

To have the scale and low cost nature of the deposit recognized in the platinum business market

PLATINUM GROUP METALS **ANNUAL REPORT 2015**

Photo (next page): Drilling at Waterberg Project.

Waterberg Project P 19

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 20 Corporate Responsibility

Happening now.

Photo (next page): From South Mine looking north, at primary crusher.

PLATINUM GROUP METALS **ANNUAL REPORT 2015**

Corporate Responsibility P 21

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 22 Corporate Responsibility

We strive to:

›	Operate safely
›	Make a good return on our shareholder’s investment
›	Spend the Company’s money like it is our own

Photo (next page): Geologist examining drill core at Waterberg Project.

PLATINUM GROUP METALS **ANNUAL REPORT 2015**

Corporate Responsibility P 23

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 24 Corporate Responsibility

We strive to:

›	Produce platinum group metals safely at the lowest possible cost
›	Be innovative and scientifically based
›	Add value by finding more platinum, palladium, rhodium and gold

Photo (next page): WBJV Project 1 Processing Facility, thickener in foreground.

PLATINUM GROUP METALS ANNUAL REPORT 2015

Corporate Responsibility P 25

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 26 Corporate Responsibility

We strive to:

- Communicate and deal honestly, openly and in a climate of mutual respect
- Be a good neighbour in the areas we operate and listen well
- Maximize value for all stakeholders including communities and government
- Do what we say we will do

Next Page: (Top photo) Local Grade 3 learners attending a mining education workshop. (Bottom photo) Vehicles donated by PTM to the local hospital.

PLATINUM GROUP METALS **ANNUAL REPORT 2015**

Corporate Responsibility P 27

Moses
Kotane
Hospital
COMMUNITY OUTREACH PROGRAMME
GDF 252 - NW

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 28 The Year Ahead

Looking forward.

Our job for the year ahead is to:

›	Deliver on the WBJV Project 1 mine ramp up safely and efficiently
›	Make sure we have the best people we can find
›	Manage our cash resources carefully
›	Meet our debt obligations
›	Advance Waterberg scientifically using our partner's financial commitment
›	Be vigilant on risks and open for opportunity

PLATINUM GROUP METALS ANNUAL REPORT 2015

Photo (next page): Aerial view of Waterberg Project.

The Year Ahead P 29

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 30 Financial Information

Let's do it.

PLATINUM GROUP METALS ANNUAL REPORT 2015

Supplementary Information and MD&A for the year ended August 31, 2015	P 31
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of Platinum Group Metals Ltd. (“Platinum Group”, the “Company” or “PTM”) is dated as of November 24, 2015 and focuses on the Company’s financial condition and results of operations for the year ended August 31, 2015. This MD&A should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2015 together with the notes thereto (the “Financial Statements”).

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures included therein and in the following MD&A are quoted in Canadian Dollars unless otherwise noted. All references to “U.S. Dollars” or to “US$” are to United States Dollars. All references to “R” or to “Rand” are to South African Rand.

PRELIMINARY NOTES

NOTE REGARDING FORWARD-LOOKING STATEMENTS:

This MD&A and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Statements”). All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words “expect”, “anticipate”, “estimate”, “may”, “could”, “might”, “will”, “would”, “should”, “intend”, “believe”, “target”, “budget”, “plan”, “strategy”, “goals”, “objectives”, “projection” or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this MD&A include, without limitation, statements with respect to:

•	capital-raising activities and the adequacy of capital;
•	revenue, cash flow and cost estimates and assumptions;
•	production estimates and assumptions, including production rate, grade per tonne and smelter recovery;
•	project economics;
•	future metal prices and exchange rates;
•	mineral reserve and mineral resource estimates;
•	production timing; and
•	potential changes in the ownership structures of the Company’s projects.

Forward-Looking Statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward Looking Statements in respect of capital costs, operating costs, production rate, grade per tonne and smelter recovery are based upon the estimates in the technical reports referred to in this MD&A and in the documents incorporated by reference herein and ongoing cost estimation work, and the Forward-Looking Statements in respect of metal prices and exchange rates are based upon the three year trailing average prices and the assumptions contained in such technical reports and ongoing estimates.

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 32	Supplementary Information and MD&A for the year ended August 31, 2015
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

Forward-Looking Statements are subject to risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

•	uncertainty of production, development plans and cost estimates for the Project 1 platinum mine (“Project 1”) of what was formerly the Western Bushveld Joint Venture (the “WBJV”);
•	failure of the Company or its joint venture partners to fund their pro-rata share of funding obligations;
•	additional financing requirements;
•	the Company’s history of losses and ability to continue as a going concern;
•	the Company’s negative cash flow;
•	no known mineral reserves on most of the Company’s properties and delays in, or inability to achieve, planned commercial production;
•	completion of a prefeasibility study for the Waterberg JV Project (defined below) is subject to resource upgrade and economic analysis requirements;
•	discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;
•	fluctuations in the relative values of the Canadian Dollar as compared to the Rand and the U.S. Dollar;
•	volatility in metals prices;
•	the inability of the Company to generate sufficient cash flow to make payment on its indebtedness under the Sprott Senior Secured Loan Facility (the “Sprott Facility”) and the Liberty Loan Facility (the “LMM Loan”) (as defined herein);
•	the Sprott Facility and the LMM Loan will be secured with the first and second lien positions respectively which potentially could result in the loss of the Company’s interest in the Project 1 and Project 3 (“Project 3”) platinum mines of what was formerly the Western Bushveld Joint Venture and in the Waterberg Project (as defined herein) in the event of a default under either Facility;
•	delays in the start-up of the Project 1 platinum mine which could result in a default under the LMM Loan or Sprott Facility;
•	the ability of the Company to retain its key management employees and skilled and experienced personnel;
•	any disputes or disagreements with the Company’s joint venture partners;
•	the failure to maintain or increase equity participation by HDSAs (as defined herein) in the Company’s prospecting and mining operations;
•	certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire common shares of the Company;
•	litigation or other legal proceedings brought against the Company;
•	property and mineral title risks including defective title to mineral claims or property;
•	changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;
•	equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its mineral properties;
•	environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations;
•	possible inability of the Company to find an additional and suitable BEE joint venture partner, if required, for the Project 1 within such time frame as may be determined by the South African Department of Mineral Resources (“DMR”);
•	risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to legislation; and
•	the other risks disclosed under the heading “Risk Factors” in the Company’s 2015 Annual Information Form dated November 24, 2015 (the “AIF”).

PLATINUM GROUP METALS ANNUAL REPORT 2015

Supplementary Information and MD&A for the year ended August 31, 2015	P 33
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

These factors should be considered carefully, and investors should not place undue reliance on the Company’s Forward-Looking Statements. In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

The mineral resource and mineral reserve figures referred to in this MD&A and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum (“Pt”), palladium (“Pd”), rhodium (“Rh”) and gold (“Au”) (collectively referred to as “4E”) will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

NOTE TO U.S. INVESTORS REGARDING RESOURCE ESTIMATES:

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7 of the U.S. Securities and Exchange Commission (the “SEC”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

TECHNICAL AND SCIENTIFIC INFORMATION:

The technical and scientific information contained in this MD&A has been reviewed and approved by R. Michael Jones, P.Eng, President and Chief Executive Officer and a director of the Company. Mr. Jones is a non-independent “qualified person” as defined in NI 43-101 (a “Qualified Person”).

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 34	Supplementary Information and MD&A for the year ended August 31, 2015
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

1. DESCRIPTION OF BUSINESS

Platinum Group Metals Ltd. is a British Columbia, Canada, company formed by amalgamation on February 18, 2002 pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is a platinum-focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa and in Canada.

The Company’s business is currently focused on the construction of the Project 1 platinum mine and the exploration and initial engineering on the Waterberg platinum deposit, comprised of the 255 km2 Waterberg Joint Venture Project (the “Waterberg JV Project”) and the adjoining 864 km2 Waterberg Extension Project (the “Waterberg Extension Project” and, together with the Waterberg JV Project, the “Waterberg Project”).

Project 1 is operated by the Company on an “owner managed-contractor” basis. In the last 18 months the Company has undertaken the hiring of full time local mining specialists in South Africa as part of an operational readiness plan while the Company drives toward first production at Project 1. The expanded leadership team includes the addition of a Mine Manager, Financial Manager, Head of Engineering, Senior Plant Operational Personnel, Head of Human Resources Development and a Safety and Environment Manager. The operating team will be overseen in South Africa by the company’s Chief Operating Officer Mr. Peter Busse, a mine builder and mine manager with over 40 years of experience.

The expanded management team has taken over many duties and responsibilities previously assigned to contractors, resulting in improved planning and execution capabilities at Project 1. In addition, the good safety record at Project 1 has systematically improved even further with the addition of these new management personnel and through a focus on safety. The Project 1 management teams have frequent interaction and dialogue with the inspectorate branch of the DMR and follows their guidance carefully.

The Company’s current complement of managers, staff and consultants in Canada consists of approximately 9 individuals and the Company’s complement of managers, staff, consultants, security and casual workers in South Africa consists of approximately 249 individuals, inclusive of approximately 18 individuals active at the Waterberg properties.

As at August 31, 2015, the Company had 79 permanent and temporary staff, 12 technical services personnel, 99 security personnel and 15 human resources and labour consultants assigned to Project 1, while underground mining contractor JIC Mining Services (“JIC”) has approximately 991 people, including mining sub-contractors assigned to working on both the north and south mine areas at Project 1. JIC was engaged in July 2011. Having been appointed in December 2010, DRA Mining (Pty) Ltd., the engineering, procurement, construction and management (“EPCM”) contractor, completed its initial engagement with the Company for Phase 1 establishment of the underground development of the north mine declines in mid-2012, after which Company personnel assumed management over underground services provided by JIC. In December 2012, DRA Mineral Projects (Pty) Ltd. (“DRA”) was formally engaged as the EPCM contractor for commencement of Phase 2 infrastructure, including mill and flotation circuit construction. A dedicated project manager for the Company has overseen the construction work and planning at Project 1, as well as the EPCM work and costs.

At August 31, 2015 DRA was managing approximately 744 people working onsite at Project 1 assigned to civil works, construction of surface and underground infrastructure, tailings facility construction and piping and mechanical and electrical installations of the concentrator plant. At August 31, 2015, there were approximately 1,940 people onsite with approximately half working on the underground development team active on the Project 1 platinum mine. Approximately 22% of the labour force is sourced from the local community.

The mill and surface Infrastructure has been completed within the updated project schedule and generally within the updated cost budget estimate. As of November 15, 2015 the mill and surface infrastructure facilities are substantially complete and have been cold commissioned. Hot commissioning and first production is scheduled to occur before the end of calendar 2015.

PLATINUM GROUP METALS ANNUAL REPORT 2015

Supplementary Information and MD&A for the year ended August 31, 2015	P 35
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

2. PROPERTIES

Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

The Company evaluates the carrying value of its property interests on a regular basis and an impairment analysis was performed as of August 31, 2015 due to the low price of platinum and reduced market capitalization of the Company. No impairment to any of the Company’s core South African properties was deemed necessary at August 31, 2015 while all the Company’s Canadian properties were written off at May 31, 2015 due to the Company’s plans to not pursue them further. Any properties management deems to be impaired are written down to their estimated net recoverable amount or written off. For more information on mineral properties, see below and Notes 6 and 7 of the Company’s Financial Statements.

SOUTH AFRICAN PROPERTIES

The Company conducts its South African exploration and development work through its wholly-owned direct subsidiary Platinum Group Metals RSA (Pty.) Ltd. (“PTM RSA”). Development of Project 1 is conducted through Maseve Investments 11 (Pty) Ltd. (“Maseve”), a company which at August 31, 2015 was held 82.9% by PTM RSA and 17.1% by Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”), which is in turn owned 100% by Johannesburg Stock Exchange listed Wesizwe Platinum Limited (“Wesizwe”). See “Project 1 and Project 3 – Africa Wide Dilution” below for details regarding the dilution of Africa Wide’s shareholding in Maseve.

The Company is the operator of the Waterberg Project, with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”) being joint venture partners for the project. During the year the parties amended the existing agreements between them and agreed to consolidate the Waterberg JV and Waterberg Extension properties into one unitized project area. See details below.

Project 1 and Project 3

Project 1 - Recent Activities and Update

Phase 1 establishment of underground development at the north mine declines and preparation on surface for mill and concentrator construction commenced in late 2010 and finished in late 2012. The Company and DRA began design work and preparations for the Phase 2 construction of milling, concentrating and a tailings storage facility (“TSF”) in late 2012. Phase 1 site construction and underground development transitioned into Phase 2 in late 2012 and early 2013, consisting of an additional twin decline access into the southern portion of the deposit, ground preparations and foundations for milling, concentrating facilities and continued underground development at the north declines.

During the year ended August 31, 2015 the Company incurred $169 million (August 31, 2014 - $161 million) in development, construction, equipment and other costs for Project 1 and did not incur any significant costs on Project 3, located adjacent and to the north of Project 1. At August 31, 2015, the Company carried total deferred acquisition, development, construction, equipment and other costs related to Project 1 of $548 million and another $3.1 million related to Project 3. Of the total deferred costs for Project 1 at August 31, 2015 an amount of $498 million (approximately US$451 million at average exchange rates for the development period) relates to Project 1 development, construction, equipment and other costs. Africa Wide’s non-controlling interest in Maseve as at August 31, 2015 was recorded at $66.4 million.

Project 1 was approximately 95% complete in terms of the surface plant and equipment and cost budget estimate scope of work as of August 31, 2015. At the time of writing this MD&A the surface plant and equipment installations at Project 1 are substantially complete and cold commissioning has occurred.

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 36	Supplementary Information and MD&A for the year ended August 31, 2015
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

From the portal entrance or “collar” the north declines are developed for 1,423 meters linear of system advance to where they reach the first infrastructure level at a vertical depth of 220 meters from surface. At the first infrastructure level storage bins for conveyor transfers from various mining blocks at depth are under construction. Conveyors and chairlifts to surface from the first infrastructure level are nearing completion. Other development includes cross cuts, workshops, reef drive take offs, ventilation headings and other ancillary excavations.

From the first infrastructure level the north declines split into two sets of twin break away declines, one developing toward planned mining blocks 9 and 12, and the other developing towards planned mining blocks 10 and 11. From the first infrastructure level the declines to blocks 9 and 12 are now developed for 1,111 meters of linear system advance to a vertical depth of approximately 332 meters from surface (at November 16, 2015). From the first infrastructure level the declines to blocks 10 and 11 are now developed for 1,672 meters of linear system advance to a vertical depth of approximately 450 meters from surface (at November 16, 2015) and have reached the their targeted mining area. In addition to primary decline development, other north mine development has been completed for sumps, silos, station drives, refuge bays, workshops and water management facilities. Total progressive infrastructure for other development to November 16, 2015 measured 1,541 meters.

At November 16, 2015 approximately 1,726 meters of lateral access development had been completed. Progressive reef development to November 16, 2015 measured 1,795 meters. Raise and diagonal development has commenced into several mining blocks and such work continues. Two ventilation raise bore shafts have been completed and commissioned at the north mine. Geotechnical work and preparations for an additional ventilation shaft are complete and ready for a raise bore machine to establish site while preparation work for a fourth ventilation shaft is in progress. Declines towards and into blocks 9, 10, 11 and 12 are progressing with the objectives of initiating planned reef production profiles. Flexibility of mining using trackless equipment is part of the overall mine design and the most important block in the early mining profile is Block 11.

The rate of underground development in the north and south declines continues to be an important factor with respect to future mine start-up dates and production rates. Delays in underground development, stoping rates and planned tonnages may result in delayed start-up of production and may have a negative impact on peak funding and working capital requirements. As development reaches planned mine blocks increased stoping is scheduled and the successful execution of this stoping will be critical to meeting the planned commencement of production and ramp up.

From the south box cut underground mining has advanced the twin south declines approximately 1,660 meters of linear system advance to a vertical depth of 250 meters from surface (at November 16, 2015). Progressive reef development to November 16, 2015 measured 62 meters. Multiple cross cuts between declines of 10 meters in length and multiple re muck bays have also been installed as well as sumps and water management facilities. Twin south decline development work has now accessed Block 16.

At the time of writing this MD&A development at Project 1 has now reached 13 ends where the Merensky Reef (“MR”) is exposed and of these 7 are currently working ends. Recent efforts have been focused on primary access development and raise lines. As the start-up of production operations approaches before the end of calendar 2015, stoping efforts are increasing. Stock piling of low grade MR development material has been occurring as primary drives have been developed along the strike of the MR. Recent measurements estimated approximately 121,407 tonnes of mainly low grade MR development material and 38,325 tonnes of MR ore material on surface (at November 9, 2015). Stoping rates are planned to increase as targeted production blocks are reached. As development opens areas of MR, evaluation of initial mining blocks is being completed by Company geologists.

Shallow MR mine blocks are exhibiting rolling features where the critical zone of the Bushveld Igneous Complex is in close proximity to the Transvaal Sediment floor rocks. This condition, referred to as an abutment facies of the MR, is common to the shallow portions of the adjacent operating mine. Mine geologists note that this condition is improving as declines are advanced deeper into areas of the deposit which are less ductile and more stable.

Ground preparations for the Project 1 TSF commenced in late 2013 on surface rights owned by Maseve. Further work was postponed in mid-2014 due to concerns on the legal responsibility for safety raised by Royal Bafokeng Platinum Ltd. (“RBPlat”), who own the prospecting rights below the planned TSF site. The DMR has now approved an agreement and a MPRDA Section 79 application by RBPlats whereby legal responsibilities under the MHSA are clearly demarcated over the area of the TSF. Construction is proceeding in a sequential fashion and sufficient TSF capacity is now complete to allow for production to commence. Phase 2 construction of the TSF is in progress at the time of writing and this phase is required for production in 2016.

PLATINUM GROUP METALS ANNUAL REPORT 2015

Supplementary Information and MD&A for the year ended August 31, 2015	P 37
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

Project 1 - Social Development and Responsibilities

Feedback from the public consultation processes for the environmental assessment and Social and Labour Plan development has been constructive and positive. The mine capital development plan includes a significant investment in training through the life of mine, allocated to a social and labour plan to ensure maximum value from the project for all stakeholders, including local residents. Based on interaction with the community, the completion of a skill and needs assessment, and the Company’s training plans, the project is planning for 2,700 jobs with a target of 30% from the local communities. To assist the Company in achieving these goals, the Company has contracted the services of an experienced and professional HR company, Requisite Business Solutions (Pty) Ltd.

Additionally, the Project 1 platinum mine’s financial estimates include an accumulated charge per tonne to create a fund for eventual closure of the mine.

Project 1 - Financial Overview

The Company completed a definitive feasibility study in July 2008 and on November 25, 2009, the Company published an updated feasibility study on Project 1 entitled ‘‘Updated Technical Report (Updated Feasibility Study) Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)’’ dated November 20, 2009 with an effective date of October 8, 2009 (the “2009 UFS”), which was at that time a portion of the WBJV. Included in each study was a declaration of 4E reserve ounces.

On July 15, 2015 the Company published an updated independent resource estimate for Project 1 and an updated independent reserve estimate based on underground sampling and observations as well as recent infill drilling from surface. As a result the 2009 UFS is now superseded and a new NI 43-101 technical report in support of the July 15, 2015 disclosure was filed on SEDAR on August 28, 2015.

Since 2012 operating costs have continued to escalate in Rand terms. As a result of increases in the estimated cost of construction, and due to new regulations requiring the installation of a vinyl liner for the TSF (as described below), peak funding was estimated in April 2015 to have increased from US$506 million to approximately US$514 million (See guidance in a news release dated April 10, 2015). The escalation of costs, wage increases, metal price volatility, production ramp-up timing, grade variations and Rand volatility are all material risk factors for the commercial viability of Project 1. To date cost escalation in Rand terms has been substantially offset by a weaker Rand, but there is no guarantee that this outcome will continue. Lower metal prices, delays in production ramp up or a stronger South African Rand could all result in requirements for further financing being required.

The updated resources and reserves announced on July 15, 2015 may have a material effect on peak funding. However, the approximate 17% decrease in MR reserve grade may be offset in whole or in part by lower costs resulting from less development work off reef in the footwall compared to the approach in earlier reserve estimates. The updated resource cut at 1.0 meters, versus 0.8 meters previously, and a more mechanized approach to mining in the current mining method, are significant changes from past estimates. At this time the Company has not updated its overall “peak funding” requirements as metal prices and Rand exchange rates have been volatile. Ongoing development work on blocks 16, 12, 11, 10 and 9 according to the Company’s mine plan are critical to underground mining plans and the ramp up profile of production. Delays in production ramp up would have a material impact on peak funding. The current mine plan and reserves meet the ounce production forecasts in our previous peak funding time line and the requirements set out in the guidance for the Sprott Facility and LMM Loan. See item F) “Liquidity and Capital Resources” below. The reserves were assessed with spot and three year trailing average prices as recommended in SEC guidelines. Further declines in metal prices or a strengthening Rand would increase peak funding requirements.

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 38	Supplementary Information and MD&A for the year ended August 31, 2015
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

The updated reserve statement incorporates new mining methods that vary from conventional (footwall development and hand stope drilling) to hybrid (development driven in ore for rapid access and ledge cuts off the development for selective fully mechanized mining (bord and pillar). Increased detailed knowledge of the ore based on recent work was used to select the mining method that would provide ramp up tonnes and cut development costs and time on a block by block basis. Priority is given to MR over lower grade UG-2 and development to access to deeper levels of more stable versus shallow rolling reef is emphasized, as previously reported. The use of mechanized equipment to open the orebody is a key element of the revised mine plan and the development experience on site was incorporated into the design.

An authorization is required to undertake certain water uses as specified in the National Water Act No. 36 of 1998 (the “NWA”). Under this legislation the Company requires an Integrated Water Use License (“IWUL”) for the operation of the TSF. Application for an IWUL was made to the Department of Water Affairs (the “DWA”) after the Project 1 Mining Right was granted in 2012. The Company received the grant of its IWUL for Project 1 in July of 2015. In February 2015 the DWA determined that it will require the Company’s TSF to comply with certain norms and standards within the National Environmental Management: Waste Act No. 59 of 2008 (“Waste Act”) regulating the storage, treatment and disposal of waste, among other things, including waste generated by the mining sector. The DWA has required that the TSF construction include a vinyl liner in addition to a standard compact clay liner. The Company anticipates that the acquisition and installation of this additional liner will add approximately Rand 190 million to the cost of the TSF. The Company is building the TSF in a sequential fashion, thereby pushing approximately Rand 90 million of this additional cost beyond peak funding and into a time period when Project 1 is expected to generate free cash flow. This amendment has been included in the previously provided peak funding estimate.

On September 5, 2012, Maseve received notice from Rustenburg Platinum Mines Ltd. (“RPM”), a wholly owned subsidiary of Anglo American Platinum Limited (“Amplats”), regarding RPM’s exercise of its 60-day right of first refusal to enter into an agreement with Maseve on terms equivalent to indicative terms agreed to by Maseve with another commercial off-taker for the sale of concentrate produced from Project 1 and Project 3. Formal legal off-take agreements were executed in April 2013 based on the third party indicative terms. The Company has delivered formal notice to RPM of its intention to begin the delivery of concentrate in accordance with the off-take agreement.

On September 9, 2015 Amplats announced that it had entered into a sale and purchase agreement with Sibanye Gold Limited to sell its Rustenburg mining and concentrating operations. The proposed sale does not include the smelting and refining operations of RPM.

The escalation of costs, metal price volatility, completion of surface infrastructure, advancement of underground mining, production ramp up timing, grade variations and Rand volatility are all material risk factors for Project 1 which could result in the Company breaching one or more covenants with regard to the Sprott Facility or LMM Loan. See item F) “Liquidity and Capital Resources” below.

Project 1 and Project 3 - Africa Wide Dilution

In October, 2013, Africa Wide elected not to fund its approximate US$21.8 million share of a unanimously approved project budget and cash call for Project 1. In March, 2014, Africa Wide elected not to fund its US$21.52 million share of a second unanimously approved cash call. As a result the Company entered into arbitration proceedings with Africa Wide in accordance with the terms of the Maseve shareholders agreement (the “Maseve Shareholders Agreement”) to determine Africa Wide’s diluted interest in Maseve, and therefore Project 1 and Project 3. On August 20, 2014, an arbitrator ruled in the Company’s favour on all matters and Africa Wide’s shareholding in Maseve was reduced to 21.2766% based on the first missed cash call. As a result of missing the second cash call, Africa Wide’s ownership was further diluted to approximately 17.1% and the Company’s ownership was increased to approximately 82.9% .

All funding provided by PTM RSA to Maseve for development and construction at Project 1 since the second cash call missed by Africa Wide has been, and is planned to be, provided by way of intercompany loans. At August 31, 2015 Maseve owed PTM RSA approximately Rand 1.625 billion ($162 million). All amounts due to PTM RSA are planned to be repaid by Maseve before any distribution of dividends to shareholders.

PLATINUM GROUP METALS ANNUAL REPORT 2015

Supplementary Information and MD&A for the year ended August 31, 2015	P 39
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

Legislation and regulation in South Africa require a 26% equity interest by a Black Economic Empowerment (“BEE”) entity in for the grant of a Mining Right. Because Africa Wide is the Company’s BEE partner for Project 1, the Company advised the DMR on October 19, 2013 of Africa Wide’s decision to not fund the first cash call and the resulting dilution implications. On October 24, 2013, the DMR provided the Company with a letter stating that it will apply the provisions of the MPRDA to any administrative processes or decisions to be conducted or taken within a reasonable time and in accordance with the principles of lawfulness, reasonableness and procedural fairness in giving the Company the opportunity to remedy the effect of Africa Wide’s dilution. Under the terms of the Maseve Shareholders Agreement, if Maseve is instructed by the DMR to increase its BEE ownership, any agreed costs or dilution of interests shall be borne equally by the Company and Africa Wide. The Company may consider Mnombo as a BEE partner for Project 1.

Project 1 - Labour Relations

The gold and platinum mining industries in South Africa have recently witnessed significant labour unrest and demands for higher wages by certain labour groups. To date, the Company has seen no adverse labour action on its site at Project 1. The Company has worked closely with local communities and human resource specialists Requisite Business Solutions (Pty) Ltd. in order to create a database of local persons interested in work at Project 1, including their skill and experience details. The Company has set a target of 30% local employment for the mine, including persons under the employ of contractors. As at August 31, 2015 approximately 22% of the onsite workforce of approximately 1,940 people was comprised of local persons from surrounding communities. The primary union at the Project 1 platinum mine representing the workers of JIC, the project’s underground mining contractor, is the National Union of Mineworkers (“NUM”). The Company maintains an active dialogue with JIC, NUM and its own employees. JIC recently agreed to terms with NUM for a labour contract at Project 1 for a two-year period ending September 2017. In the future, should higher salaries and wages occur across the industry, the Company will likely see increased labour costs.

Projects 1 and 3 - Mineral Resources and Reserves

On July 15, 2015 the Company published an updated independent resource estimate for Project 1 and an updated independent reserve estimate based on underground sampling and observations as well as recent infill drilling from surface. The NI 43-101 report is titled “An Independent Technical Report on the Maseve Project (WBJV Project areas 1 and 1A) located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Project 1 Report”) dated August 28, 2015 with an effective date of July 15, 2015 for the estimate of mineral resources and reserves, and was prepared by Charles J Muller (B. Sc. (Hons) Geology) Pri. Sci. Nat., of CJM Consulting (Pty) Ltd.; Gert Roets (B. Eng. Mining), Pr. Eng. (ECSA), of DRA Projects; and Gordon Cunningham, B. Eng. (Chemical), Pr. Eng. (ECSA) of Turnberry Projects (Pty) Ltd.

The updated reserve estimate in the Project 1 Report also considers changes in mining widths, methods and costs. As a result of the Project 1 Report the 2009 UFS is now superseded. The Project 1 Report has now become the current technical report for Project 1.

The NI 43-101 report entitled “Technical Report on Project 3 Resource Cut Estimation of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa,” dated August 31, 2010 (the “Project 3 Report”), prepared by Charles J. Muller remains the current technical report for Project 3. Project 3 hosts an estimated 1.939 million indicated 4E ounces (11.104 million tonnes @ 5.43 g/t) and 0.076 million inferred 4E ounces (0.443 million tonnes @ 1.47 g/t).

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 40	Supplementary Information and MD&A for the year ended August 31, 2015
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

Based on the Project 1 Report updated independent resource estimate and updated independent reserve estimate, Project 1 hosts the following estimated resources and reserves:

Estimated Resource Project 1
100% Project Basis – July 15, 2015

Merensky - Mining Cut
Resource Category	Cut-off	Tonnage	Grade					Metal		Reef Width
	4E		Pt	Pd	Rh	Au	4E	4E	4E	4E
	cmg/t	Mt	g/t	g/t	g/t	g/t	g/t	kg	Moz	cm
Measured	300	9.266	3.35	1.41	0.21	0.26	5.23	48,461	1.558	152
Indicated	300	12.552	3.65	1.54	0.23	0.29	5.71	71,672	2.304	141
Total	300	21.818	3.53	1.49	0.21	0.28	5.51	120,133	3.862	146

Inferred	300	0.196	2.32	0.98	0.14	0.18	3.62	710	0.023	118

UG2 - Mining Cut
Resource Category	Cut-off	Tonnage	Grade					Metal		Reef Width
	4E		Pt	Pd	Rh	Au	4E	4E	4E	4E
	cmg/t	Mt	g/t	g/t	g/t	g/t	g/t	kg	Moz	cm
Measured	300	8.496	2.29	0.94	0.36	0.04	3.63	30,841	0.992	140
Indicated	300	14.183	2.46	1.01	0.39	0.04	3.90	55,314	1.778	136
Total	300	22.679	2.39	0.99	0.38	0.04	3.80	86,155	2.770	137

Inferred	300	0	0	0	0	0	0	0	0	0

Total Measured and Indicated Mineral Resources are 3.9 million ounces 4E on the MR (21.82 M tonnes grading 5.51 g/t 4E) and 2.8 million ounces on the UG2 Reef (22.68 M tonnes grading 3.8 g/t 4E). These Mineral Resources have been calculated based on a thicker resource cut (146cm versus 109cm) and they incorporate recent detailed drilling and underground work to date. The prill splits are as previously announced at 64% Pt, 27% Pd, 4% Rh, 5% Au on the MR and 63% Pt, 26% Pd, 10% Rh, 1% Au on the UG2 Reef. The Company believes the thicker resource cut has better potential for the use of mechanized mining. The 13% lower volume of resource ounces of MR Measured and Indicated Mineral Resources compared to the 2009 UFS does not significantly affect the mine’s first few years of ramp up.

PLATINUM GROUP METALS ANNUAL REPORT 2015

Supplementary Information and MD&A for the year ended August 31, 2015	P 41
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

Estimated Total Reserve Project 1 100% Project Basis – July 15, 2015
	Reserve tonnes - Mt	Pt g/t	Pd g/t	Rh g/t	Au g/t	Reserve 4E Grade - g/t	Reserve 4E Content - t	Reserve 4E Content - Moz
MR Proven and Probable	17.525	2.94	1.24	0.18	0.23	4.59	80.401	2.585
UG2 Proven and Probable	14.914	2.01	0.83	0.32	0.03	3.19	47.649	1.532
Total	32.439	2.51	1.05	0.25	0.14	3.95	128.05	4.117

Merensky Reserve
	Reserve tonnes - Mt	Pt g/t	Pd g/t	Rh g/t	Au g/t	Reserve 4E Grade - g/t	Reserve 4E Content - t	Reserve 4E Content - Moz
Proven	7.082	2.89	1.22	0.18	0.22	4.51	31.905	1.025
Probable	10.433	2.98	1.26	0.18	0.23	4.65	48.496	1.560
Total	17.525	2.94	1.24	0.18	0.23	4.59	80.401	2.585

UG2 Reserve
	Reserve tonnes - Mt	Pt g/t	Pd g/t	Rh g/t	Au g/t	Reserve 4E Grade - g/t	Reserve 4E Content - t	Reserve 4E Content - Moz
Proven	5.452	1.95	0.80	0.31	0.03	3.09	16.821	0.540
Probable	9.462	2.05	0.85	0.33	0.03	3.26	30.828	0.992
Total	14.914	2.01	0.83	0.32	0.03	3.19	47.649	1.532

1.

Mineral Resources and Mineral Reserves are classified in accordance with the SAMREC standards. There are certain differences with the “CIM Standards on Mineral Resources and Reserves”; however, in this case the Company believes the differences are not material and the standards may be considered the same.

2.	Mineral Reserves are a subset of the Mineral Resources and are provided on a 100% project basis.
3.	Mineral Reserves are supported by a mine plan that uses conventional, hybrid and bord and pillar mining with varying costs and thickness.
4.

A planning cut-off grade of 2.5 g/t for both the MR and UG2 Reefs were calculated to delineate the mining blocks from the resource model. The Mineral Resources and Mineral Reserves have payable credits in copper, nickel, ruthenium and iridium.

5.	Cut off for the MR and UG2 reefs were estimated using average costs, smelter discounts, concentrator recoveries and mine call factor.
6.	Mineral Resources were completed by Charles Muller of CJM Consulting, and the Mineral Reserves were prepared under the supervision of Gert Roets of DRA.
7.

Mineral Resources were calculated using Kriging methods for geological domains created in Datamine from 6413 borehole assay results and geological information from underground workings. The Mineral Reserves were assessed using a Datamine block model and Datamine Mine Design software (Studio-5D Planner) for the mine design and Datamine EPS (Enhanced Production Scheduler) software for the Life of Mine schedule. Economic models completed by the Company were reviewed for cut-off assessment.

8.

The calculation of Mineral Resources and Reserves has taken into account environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors. The Mineral Resources and Mineral Reserves may be materially affected by metals prices, exchange rates, labour costs, electricity supply issues or many other factors detailed in the Company’s Annual Information Form.

9.

The following prices based on a 3 year trailing average in accordance with SEC guidance were used for the assessment of Resources and Reserves; USD Pt 1,408/oz, Pd 744/oz, Au 1,374/oz, Rh 1,126/oz, Ru 73/oz, Ir 731/oz, Cu 3.18/lb, Ni 7.11/lb.

Mineral reserves and mineral resources reported above for Project 1 are from combined MR and UG2 reef tonnes. Additional information regarding grades, prill splits, sampling, reserve and resource calculations and risk factors may be found in the Project 1 Report, which was filed on August 28, 2015 on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Mineral reserves are a sub set of measured and indicated mineral resources and take into account mining factors and are not in addition to the mineral resources.

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 42	Supplementary Information and MD&A for the year ended August 31, 2015
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

The total MR and UG2 Reserves are 4.1 million ounces as detailed above (500,000 ounces 4E less than at the 2009 updated feasibility study) and in the current mine plan are sufficient for an updated annual production target of 250,000 ounces 4E at steady state (modified from the 2009 updated feasibility of 275,000 ounces 4E per year at steady state) and an overall mine life of approximately 20 years.

The revised Project 1 mine plan takes advantage of recently advanced underground development proximal to thicker, deeper mine blocks as compared to the shallower more variable blocks mined in the original design. The Company expects that the adoption of mechanized and hybrid mining approaches will allow for a rapid ramp-up of production with significantly lower waste rock development compared to the conventional mining method that the Company had planned to use previously. The Company expects that dilution resulting from the mechanized approach along with new block information will result in a 17% lower grade on the early mined MR ore, which is largely offset by lower waste rock development and costs. The Company believes that its success during the underground development completed over the past few months combined with the thicker resource cut created this opportunity for a revised mine plan.

Projects 1 and 3 - History of Acquisition

On October 26, 2004, the Company entered into a joint venture agreement (the “WBJV Agreement”) forming the WBJV among the Company (37% interest held through PTM RSA), Amplats (37% interest held through its subsidiary, RPM), and Africa Wide (26% interest held directly) in relation to a platinum exploration and development project on combined mineral rights covering approximately 67 km2 on the Western Bushveld Complex of South Africa. The WBJV was divided into three distinct project areas, namely Projects 1, 2 and 3. In April 2007, Amplats contributed an additional 5 km2 area of prospecting rights into the WBJV. This additional area was adjacent to the east of Projects 1 and 3 and became a part of Project 2 once contributed into the WBJV. Africa Wide was subsequently acquired by Wesizwe, a Johannesburg Stock Exchange listed company, in September 2007. PTM RSA was the operator of the joint venture.

On December 8, 2008, the Company entered into certain agreements to consolidate and rationalize the ownership of the WBJV (the ‘‘Consolidation Transaction’’). On April 22, 2010, the Consolidation Transaction was completed and the WBJV dissolved. As a result Projects 1 and 3 were transferred into Maseve and Project 2 was transferred into Africa Wide. On April 22, 2010, the Company also paid the equalization amount due under the WBJV Agreement to Amplats of Rand 186.28 million (approximately $24.83 million at the time).

Following the Consolidation Transaction, the Company held a 54.75% interest in Maseve and Wesizwe held a 45.25% initial interest in Maseve.

In connection with the Consolidation Transaction, RPM obtained a 60-day right of first refusal on the sale of ore or concentrate produced from Project 1, Project 2 and Project 3, which RPM later exercised with regard to Projects 1 and 3 on September 5, 2012.

Under the terms of the Consolidation Transaction, the Company subscribed for a further 19.25% interest in Maseve, from treasury, in exchange for Rand 408.81 million (approximately $59 million at the time), thereby increasing its effective shareholding in Maseve to 74%. The subscription funds were placed in escrow for application towards Africa Wide’s 26% share of expenditures for Projects 1 and 3. By mid-November 2013, the escrowed funds were fully depleted.

In April 2011, Maseve applied for a mining right in respect of the prospecting rights for Projects 1 and 3 and was issued a letter of grant in respect of the Mining Right on April 4, 2012. The granted Mining Right was notarially executed on the commencement date of May 15, 2012 and shall endure for a period of 30 years ending on May 14, 2042. The Mining Right was subsequently registered in the Mining Titles Office on August 3, 2012 thereby securing rights of tenure. The Mining Right can be renewed for periods of up to 30 years at a time.

PLATINUM GROUP METALS ANNUAL REPORT 2015

Supplementary Information and MD&A for the year ended August 31, 2015	P 43
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

Waterberg Projects

Waterberg Projects – Activities in the period ended August 31, 2015

During the year ended August 31, 2015 the Company incurred $4.3 million (August 31, 2014 - $4.6 million) in exploration and engineering costs on the Waterberg Projects, net of $7.8 million (August 31, 2014 - $2.7 million) in funding provided by JOGMEC. At August 31, 2015, the Company carried total deferred acquisition and exploration and other costs related to the Waterberg Projects of $29.3 million (August 31, 2014 - $24.9 million).

Subsequent to the boreholes drilled up until April 2014 for the June 12, 2014 mineral resource estimate, an additional 85,364 meters in 80 exploration boreholes and 151 deflections was drilled on the Waterberg JV Project and the Waterberg Extension Project for inclusion in the updated resource estimate dated effective July 20, 2015, as further described below. The primary objective of this drilling was to convert resource ounces from the inferred to the indicated confidence category.

On July 22, 2015 the Company reported an updated independent platinum, palladium and gold (collectively referred to as “3E”) resource estimate for the Waterberg Projects effective as of July 20, 2015. The independent Qualified Person responsible for the July 20, 2015 mineral resource estimate is Charles J. Muller (B. Sc. (Hons) Geology) Pri. Sci. Nat., of CJM Consulting (Pty) Ltd. Mr. Muller authored the NI 43-101 technical report entitled “An Independent Technical Report on the Waterberg Project located in the Bushveld Igneous Complex, South Africa” dated effective July 20, 2015 (the “July 2015 Waterberg Report”). Readers are directed to review the full text of the report, available for review under the Company’s profile on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov, for additional information.

Mineral resources at Waterberg on a 100% project basis increased to an estimated 25.64 million ounces 3E in the Inferred category plus 12.61 million ounces 3E in the Indicated category, from 29 million ounces of 4E inferred in June 2014. See details below.

Since the drilling completed for the July 20, 2015 resource estimate, a further 31,928 meters in 44 exploration boreholes and 71 deflections have been completed on the Waterberg Projects. As at November 8, 2015 a total of approximately 280,676 meters have been drilled on the Waterberg Projects in 275 diamond drill boreholes with 444 deflections. Drilling conducted in 2015 to date is targeting near surface areas of thicker “Super F” mineralization with the objective of delineating new resources while also upgrading both T Zone and F Zone resources into the indicated category.

Engineering work on the Waterberg Projects currently consists of resource modelling, metallurgical work, bulk services design, mine planning and engineering for a prefeasibility study planned for completion in 2016. Additional drilling continues on the projects at present. Based on a reinterpretation of airborne gravity surveys and taking the latest drill hole results into consideration, additional drilling northward along strike is planned for the future. The next updated resource estimate for Waterberg, to be included in the prefeasibility study, is now expected after the current drilling program is completed, most likely in early calendar 2016.

To March 31, 2015, the Company has funded the Company and Mnombo’s combined 63% share of the work on the Waterberg JV Project with the remaining 37% funded by JOGMEC. To March 31, 2015, the Company has funded the Company and Mnombo’s combined 100% share of the work on the Waterberg Extension Project. Exploration work on the Waterberg Extension Project began in a material way in late 2013.

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 44	Supplementary Information and MD&A for the year ended August 31, 2015
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

Waterberg Project - Mineral Resources

The following tables summarize, as at fiscal year-end August 31, 2015, estimated mineral resources for the Waterberg Projects on a 100% project basis based upon the July 2015 Waterberg Report:

Mineral Resources - Waterberg	Reef	Cut-off 3E g/t	Tonnes Mt	Pt g/t	Pd g/t	Au g/t	3E g/t	3E Moz
Waterberg - Indicated	T	2.5	16.53	1.28	2.12	0.85	4.25	2.26
Waterberg - Indicated	F	2.5	104.47	0.93	2.00	0.15	3.08	10.35
Total		2.5	121.00	0.98	2.02	0.25	3.24	12.61

Waterberg - Inferred	T	2.5	33.56	1.25	2.09	0.83	4.17	4.5
Waterberg - Inferred	F	2.5	212.75	0.93	2.01	0.15	3.09	21.14
Total		2.5	246.31	0.97	2.02	0.24	3.24	25.64

1.

M ineral Resources are classified in accordance with the SAMREC standards. There are certain differences with the “CIM Standards on Mineral Resources and Reserves”; however, in this case the Company believes the differences are not material and the standards may be considered the same.

2.	Mineral resources were estimated by Charles Muller of CJM Consulting using Kriging methods for geological domains created in Datamine from 220 mother holes and 270 deflections.
3.

A cut-off grade of 2.5 g/t 3E for both the T and the F zones is applied to the selected base case mineral resources, and considered costs, smelter discounts and concentrator recoveries from previous engineering work completed on the property.

4.	A process of geological modelling and creation of grade shells using indicating kriging was completed in the estimation process. An allowance for known and expected geological losses (12.5%) is made.
5.	The estimation of Mineral Resources has taken into account environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors.
6.

Mineral resources may be materially affected by metals prices, exchange rates, labour costs, electricity supply issues or other factors detailed in this AIF. The following prices based on an approximate recent 3 year trailing average in accordance with SEC guidance was used for the assessment of Resources; USD Pt 1,408/oz, Pd 744/oz, Au 1,374/oz, Rh 1,126/oz, Ru 73/oz, Ir 731/oz, Cu 3.18/lb, Ni 7.11/lb.

7.	Estimated grades and quantities for Rhodium will be included in recoverable metals and estimates in the on-going pre-feasibility work.

The earlier June 12, 2014 Waterberg resource estimate dataset consisted of 151 drill holes, 222 deflections and 163,384 metres of core. The raw database for the July 20, 2015 resource estimate consists of 231 drill holes with 373 deflections totalling 248,748 metres, of which the southern JV area consisted of 182 holes and 303 deflections and the northern Extension area consisted of 49 drill holes with 70 deflections.

Each borehole was examined for completeness in respect of data (geology, sampling, collar) and sample recovery prior to inclusion in the estimate.

Waterberg Projects – History of Acquisition

The Waterberg JV Project is comprised of a contiguous granted prospecting right area of approximately 255 km2 located on the Northern Limb of the Bushveld Complex, approximately 80 km northwest of the town of Mokopane (formerly Potgietersrus). PTM RSA applied for the original 137 km2 prospecting right for the Waterberg JV Project area and in September 2009, the DMR granted the prospecting right until September 1, 2012. This prospecting right was later increased in size to 153 km2 by way of section 102 application to the DMR. Renewal of this prospecting right for a further three years ending September 29, 2018 was granted by the DMR in September 2015. Under the MPRDA, a prospecting right remains valid during the application period pending the grant of a renewal. Two further prospecting rights totaling 102 km2 were granted to PTM RSA on October 2, 2013. These two prospecting rights are valid until October 1, 2018 and may each be renewed for a further period of three years thereafter.

The Waterberg Extension Project includes contiguous granted and applied-for prospecting rights with a combined area of approximately 864 km2 adjacent and to the north of the Waterberg JV Project, approximately 80 km northwest of the town of Mokopane. Two of the prospecting rights were executed on October 2, 2013 and each is valid for a period of five years, expiring on October 1, 2018. The third prospecting right was executed on October 23, 2013 and is valid for a period of five years, expiring on October 22, 2018. The Company has made an application under section 102 of the MPRDA to the DMR to increase the size of one of the granted prospecting rights by 44 km2. The Company has the exclusive right to apply for renewals of the prospecting rights for periods not exceeding three years each and the exclusive right to apply for a mining right over these prospecting right areas. Applications for a fourth and a fifth prospecting right covering 331 km2 were accepted for filing with the DMR on February 7, 2012 for a period of five years. These applications, which are not directly on the trend of the primary exploration target, are in process with the DMR. No work has been completed to date on the areas covered by the fourth and fifth prospecting rights pending their formal grant by the DMR.

PLATINUM GROUP METALS ANNUAL REPORT 2015

Supplementary Information and MD&A for the year ended August 31, 2015	P 45
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

The Company is the operator of the Waterberg Projects. PTM RSA holds legal title to the prospecting rights underlying the Waterberg Projects, and Mnombo is identified as the Company’s BEE partner. The Company holds the prospecting permits in trust for the joint venture and subject to the ownership terms and conditions of the JOGMEC Agreement and the 2nd Amendment thereto, as described below.

In October 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement (the “JOGMEC Agreement”) whereby JOGMEC could earn up to a 37% participating interest in the Waterberg JV Project for an optional work commitment of US$3.2 million over four years, while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC’s expenditures on a 26/74 basis (US$1.12 million).

On November 7, 2011, the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totaling R1.2 million and an agreement that the Company would pay for Mnombo’s 26% share of costs on the Waterberg Joint Venture until the completion of a feasibility study.

To the Company’s knowledge, Mnombo remains over 50% held for the benefit of historically disadvantaged persons or historically disadvantaged South Africans (“HDSAs”), as defined respectively by the MPRDA and the Amendment of the Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2010 (“Mining Charter”) and is a qualified BEE corporation under the Broad Based Black Economic Empowerment Act, 2003 (the “BEE Act”).

On May 26, 2015, the Company announced a second amendment (the “2nd Amendment”) to the JOGMEC Agreement. Under the terms of the 2nd Amendment the Waterberg JV and Waterberg Extension projects (as described below and collectively the “Waterberg Project”) are to be consolidated and contributed into a newly created operating company named Waterberg JV Resources (Pty) Ltd. (“Waterberg JV Co.”). The Company is to hold 45.65% of Waterberg JV Co. while JOGMEC is to own 28.35% and Mnombo will hold 26%. Through its 49.9% share of Mnombo, the Company will hold an effective 58.62% of Waterberg JV Co., post-closing. Based on the June 2014 Waterberg resource estimate the number of ounces owned by each entity did not change with the revised ownership percentages. Under the 2nd Amendment JOGMEC has committed to fund US$20 million in expenditures over a three year period ending March 31, 2018, of which US$8 million will be funded by JOGMEC to March 31, 2016 and the first US$6 million to be spent in each of the following two 12 month periods will also be funded by JOGMEC. Project expenditures in excess of US$6 million in either of years two or three are to be funded by the JV partners’ pro-rata to their interests in Waterberg JV Co. The Company remained the Project operator. Closing of this transaction is subject to MPRDA Section 11 approval by the DMR to transfer title of the prospecting rights. If Section 11 transfer approval is not obtained the parties will default to the pre-amendment JV arrangement, with any advances received from JOGMEC to be used to offset its spending commitments on the Waterberg JV property.

The Company has carried Mnombo’s 26% share of expenses in the Waterberg project until March 31, 2015, after which time JOGMEC has been funding expenses to date under the terms of the 2nd Amendment.

Under the terms of the JOGMEC Agreement, as amended, any mineral products derived from the Waterberg Project are to be taken by each participant in proportion to its then participating interest in the joint venture. Provided JOGMEC or its nominee holds at least a 25% interest in the Waterberg JV Project, JOGMEC or its nominee has the exclusive right to direct the marketing of the mineral products of the other participants for a 10 year period from first commercial production on an equivalent to commercially competitive arm’s length basis and has the first right of refusal to purchase at prevailing market prices any mineral products taken by another participant as its share of joint venture output.

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 46	Supplementary Information and MD&A for the year ended August 31, 2015
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

The Company has not yet secured adequate surface rights for the Waterberg Project and should a decision to mine on either project area be taken, the Company would need to secure a suitable location by purchase or long-term lease of surface rights to establish the surface facilities necessary to mine and process, including processing plants and tailings facilities.

NON-MATERIAL MINERAL PROPERTY INTERESTS

The non-material mineral property interests of the Company include the War Springs and Tweespalk projects located in South Africa and various Canadian mineral property interests in Ontario, the Northwest Territories and Newfoundland and Labrador. These non-material property interests are not, individually or collectively, material to the Company. All non-material properties have been written off and are also described in the Company’s Financial Statements and Annual Information Form for the year ended August 31, 2015, copies of which may be obtained online on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

3. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

A) Results of Operations

Year Ended August 31, 2015

For the year ended August 31, 2015, the Company had a net loss of $4.8 million (August 31, 2014 – net loss of $10.5 million). The net loss for the year ended August 31, 2015 was lower than in the comparative period due to the Company recording a foreign exchange gain of $10.7 million, which was partially offset by deferred financing fees of $4.2 million being written off and financing and termination fees of $2.0 million being recognized in the current period. Both financing expenses were related to fees incurred for the discontinued project loan facility and unit offering in October 2014. The foreign exchange gain of $10.7 million (August 31, 2014 – gain of $0.96 million) was due to the stronger U.S. Dollar during the period when the Company held a significant proportion of its cash on hand in U.S. Dollars. During the year $2.8 million in exploration and evaluation assets were written off while the previous year $5.4 million in exploration and evaluation assets were written off. General and administrative expenses totaled $8.3 million (August 31, 2014 - $7.9 million).

Comprehensive loss for the year was $13.7 million (August 31, 2014 –$12.3 million) with the results in the current year being largely affected by the Company’s South African subsidiaries being converted at a slightly weaker Rand exchange rate to their Canadian Dollar value at the end of the year relative to the start of the year.

Finance income earned in the year ended August 31, 2015 totaled $4.6 million as compared to $3.9 million in the comparative period in the prior year due higher amounts of cash held in Rand during the current fiscal year which yields a higher interest rate than balances held in US and Canadian Dollars.

Three Months Ended August 31, 2015

For the quarter ended August 31, 2015, the Company had a loss of $0.3 million (August 31, 2014 – net loss of $2.9 million). This difference is predominantly due to a foreign exchange gain of $1.9 million in the current quarter ($0.5 million in the quarter ended August 31, 2014) and mineral property write-downs of $2.0 million in the prior year’s comparative quarter as compared to zero in the current quarter. Comprehensive loss for the quarter was $11.7 million (August 31, 2014 $4.5 million) with the large difference being due to a decrease in the value of the Rand relative to the Canadian dollar in the quarter which effects the translation of the Company’s South African Rand denominated subsidiaries.

Finance income earned in the quarter ended August 31, 2015 totaled $1.0 million as compared to $0.5 million in the comparative period in the prior year due to more cash being held in Rand which yields a higher interest rate than balances held in US and Canadian Dollars.

PLATINUM GROUP METALS ANNUAL REPORT 2015

Supplementary Information and MD&A for the year ended August 31, 2015	P 47
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

Annual Financial Information

The following tables set forth selected financial data from the Company’s annual audited financial statements and should be read in conjunction with those financial statements:

(In thousands of dollars, except for share data)

	Year ended Aug 31, 2015		Year ended Aug 31, 2014		Year ended Aug 31, 2013
Interest income	$4,574	(1)	$3,886	(1)	$5,002	(1)
Net loss	$4,803		$10,438		$12,369
Basic loss per share	$0.01	(2)	$0.02	(2)	$0.04	(2)
Diluted loss per share	$0.01	(2)	$0.02	(2)	$0.04	(2)
Total assets	$655,627	(3)	$550,239	(3)	$389,980	(3)
Long term debt	Nil		Nil		Nil
Dividends	Nil		Nil		Nil

Explanatory Notes:

(1)

The Company’s only significant source of income during the years ending August 31, 2013 to 2015 was interest income from interest bearing accounts held by the Company. The amount of interest earned correlates directly to the interest rate at the time and the amount of cash on hand during the year referenced.

(2)

Basic loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of potential issuances of shares under options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same.

(3)	The increase in total assets between August 2013 and August 2015 was primarily from increased cash balances from the equity offerings that closed December 31, 2013 and 2014.

Quarterly Financial Information

The following tables set forth selected quarterly financial data for each of the last eight quarters and are derived from unaudited quarterly financial statements and annual audited financial statements.

(In thousands of dollars, except for share data)

Quarter ended (in thousands of dollars, except share data)	Aug. 31, 2015	May 31, 2015	Feb. 28, 2015	Nov. 30, 2014
Interest income (1)	$994	$1,325	$1,038	$1,217
Net income (loss) (2)	(317)	(3,188)	4,324	(5,622)
Basic earnings(loss) per share (3)	(0.00)	(0.00)	0.01	(0.01)
Total assets(4)	655,627	658,254	685,694	545,069

Quarter ended (in thousands of dollars, except share data)	Aug. 31, 2014	May 31, 2014	Feb. 28, 2014	Nov. 30, 2013
Interest income(1)	$486	$694	$1,730	$976
Net income (loss)(2)	(2,864)	(4,320)	(3,739)	464
Basic earnings(loss) per share(3)	(0.01)	(0.01)	(0.01)	0.00
Total assets(4)	550,239	543,778	543,632	386,446

Explanatory Notes:

(1)

The Company earns income from interest bearing accounts and deposits. Rand balances earn significantly higher rates of interest than can be earned at present in Canadian or U.S. Dollars. Interest income varies relative to cash on hand.

(2)

Net income (loss) by quarter is affected by the timing and recognition of large non-cash items. In the quarter ended February 28, 2015 and 2014 there were share-based compensation expenses and in the quarters ending May 31, 2015 and May 31, 2014 there were mineral property write- downs. Net income (loss) can also be impacted by the movement of the Rand and the U.S. Dollar relative to the Canadian Dollar as the Company currently and in the past has held significant portions of its cash in each currency. At the end of each reporting period Rand and U.S. Dollar cash balances are translated to Canadian Dollars at period end exchange rates.

(3)

Basic loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method to calculate diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of share issuances under options would be anti-dilutive, resulting in basic and diluted loss per share being the same.

(4)	At February 28, 2015 and 2014, the Company’s assets increased compared to prior periods as a result of equity offerings.

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 48	Supplementary Information and MD&A for the year ended August 31, 2015
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

B) Dividends

The Company has never declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance its business.

C) Trend Information

The success of the Company’s Project 1 platinum mine and its other properties will be primarily dependent on the future price of platinum, palladium and gold. Metal prices have historically been subject to significant price fluctuation. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods.

Significant reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and the amount of the Company’s revenue or profit or loss. In addition, a prolonged period of lower platinum, palladium and gold prices could result in the Company breaching one or more covenants with regard to its drawdown of the Sprott Facility and LMM Loan, resulting in default. A period of prolonged lower platinum, palladium and gold prices may cause the Company to alter or delay its planned start-up of the Project 1 mine in late 2015. See item F) “Liquidity and Capital Resources” below.

For a detailed description of Risks and Uncertainties refer to the Company’s Annual Information Form for the year ended August 31, 2015.

Other than the financial obligations as set out in the table provided at item F) below, there are no demands or commitments that will result in, or that are reasonably likely to result in, the Company’s liquidity either increasing or decreasing at present or in the foreseeable future.

D) Related Party Transactions

Transactions with related parties are as follows:

i.	During the year ended August 31, 2015, $297 ($311 – August 31, 2014) was paid to independent directors for directors’ fees and services.

ii.

During the year ended August 31, 2015, the Company accrued or received payments of $102 ($102 – August 31, 2014) from West Kirkland Mining Inc. (“WKM”), a company with two directors in common, for administrative services. Amounts receivable at the end of the period include an amount of $26 ($24 – August 31, 2014) due from WKM.

iii.

During the year ended August 31, 2015, the Company accrued or received payments of $Nil ($25.2 – August 31, 2014) from Nextraction Energy Corp. (“Nextraction”), a company with three directors in common, for administrative services. Amounts receivable at the end of the period include $206 ($206 – August 31, 2014) due from Nextraction. Nextraction is currently going through a credit restructuring and non-conflicted directors of the Company will decide on the form of settlement with Nextraction. Nextraction is not incurring further indebtedness to the Company for services at this time.

All amounts in amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment. These transactions are in the normal course of business and are measured at the estimated fair value, which is the consideration established and agreed to by the noted parties.

PLATINUM GROUP METALS ANNUAL REPORT 2015

Supplementary Information and MD&A for the year ended August 31, 2015	P 49
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

E) Off-Balance Sheet Arrangements

The Company does not have any special purpose entities nor is it party to any off-balance sheet arrangements.

F) Liquidity and Capital Resources

On December 9, 2014, the Company announced a bought deal financing for 207.6 million common shares of the Company at a price of US$0.53 per share. Including the partial exercise of an over-allotment option by the Agents, a total of 214.8 million shares were issued on closing resulting in gross proceeds of US$113.8 million.

On February 16, 2015 the Company announced it had entered into a credit agreement with a syndicate of lenders (The “Lenders”) led by Sprott Resource Lending Partnership for a senior secured loan facility (the “Sprott Facility” as previously defined) of up to US$40 million. Interest will be compounded and payable monthly at an interest rate of LIBOR plus 8.50% . The Company has made or will be obligated to make certain payments to the Lenders, including (a) a bonus payment made concurrently with execution and delivery of the credit agreement in the amount of US$1.5 million, being 3.75% of the principal amount of the Sprott Facility, paid by issuance of 2,830,188 common shares of the Company; (b) a draw down payment to the Lenders equal to 2% of the amount being drawn down under the Sprott Facility, payable in common shares issued at a deemed price equal to the volume weighted average trading price (the “VWAP”) of the common shares on the TSX for the ten trading days immediately prior to the draw down request or such other VWAP as required by the TSX; (c) a structuring fee comprised of a cash payment in the amount of US$0.10 million, paid concurrently with the execution and delivery of the term sheet for the Sprott Facility; and (d) a standby fee in cash equal to 4% per annum of the un-advanced principal amount of the Sprott Facility payable in monthly instalments until December 31, 2015. The Sprott Facility matures on December 31, 2017 with the repayment of principal due in monthly instalments during calendar 2017.

The Sprott Facility was to be available until December 31, 2015 and was drawn concurrently with the LMM Loan (outlined below) on November 20, 2015 upon completion of due diligence and shareholder approvals.

On November 2, 2015 the Company announced that it had entered into agreements with its largest shareholder, Liberty Metals & Mining Holdings, LLC, a subsidiary of Liberty Mutual Insurance (“LMM”), for a US $40 million loan facility (the “LMM Loan”), subject to regulatory and disinterested shareholder approval and Waterberg Project partner approval. The interest rate on the LMM Loan is 9.5% over LIBOR. Interest payments on the LMM Loan will be accrued until December 31, 2016, and then paid quarterly thereafter. The first 20% of principal and capitalized interest is to be repaid on December 31, 2018 and then in tranches of 10% of the principal at the end of each calendar quarter beginning on March 31, 2019 and for each of the next 7 quarters of the facility.

Pursuant to the LMM Loan, Platinum Group Metals Ltd. (Canada) has entered into a life of mine Production Payment Agreement (“PPA”) with LMM, granted in consideration of the LMM Loan and in exchange for agreeing to a second secured position at the interest rate provided under the LMM Loan. Under the PPA, the Company agrees to pay to LMM a production payment of 1.5% of net proceeds received on concentrate sales or other minerals from Project 1.

The Company has the right, but not the obligation, to buy back 1% of the 1.5% Production Payment for US $17.5 million until January 1, 2019 and then for US $20 million until December 31, 2021. If the Company exercises its right to buy back a portion of the production payment, then the LMM Loan payback will be deferred, with 10% of the principal and accrued interest to be repaid on each of September 30, 2019 and December 31, 2019, followed by 20% of principal and accrued interest to be repaid on each of March 31, 2020, June 30, 2020, September 30, 2020 and December 31, 2020.

The PPA will be secured with the second lien position of the LMM Loan until it is repaid. The PPA will be acknowledged in any subsequent debt arrangement of the Company. The Company has a right to refinance the Sprott Facility or the LMM Loan, subject to certain rights granted to LMM under the PPA.

An event of default under the PPA triggers the payment of a termination fee based on a net present value of the Production Payments to be made under the PPA at a 5% discount rate. An event of default under the Sprott Facility or the LMM Loan is also treated as an event of default under the PPA. The Company holds the right to terminate the PPA upon payment of the termination fee.

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 50	Supplementary Information and MD&A for the year ended August 31, 2015
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

Under the LMM Loan, the Company will provide a subordinated pledge of 100% of the shares of Platinum Group Metals RSA Pty Ltd. (“PTM RSA”), its wholly owned South African subsidiary. The LMM Loan will be subordinated to the Sprott Facility and scheduled to be repaid after Sprott.

The Company received the proceeds from draw down of both the Sprott Facility (US $40 million) and the LMM Loan (US $40 million) on November 20, 2015. Subsequent to the receipt of both amounts, as at November 24, 2015, the Company held approximately $126 million in total cash on hand, which combined with the projected operating revenue from Project 1 is estimated to be sufficient to fund the estimated general, exploration and development operations of the Company for more than 12 months. First production at Project 1 is expected in the fourth quarter of calendar 2015. There is no guarantee, however, that available cash, revenues and proceeds from the Sprott Facility and LMM Loan will be sufficient to complete Project 1 or fully fund remaining peak funding requirements. Further, the Company may be required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for continued exploration on the Waterberg Project, as well as for general working capital purposes. Metal prices and Rand exchange rates may have material effects on the Company and its requirements for further financing.

Any failure by the Company to obtain required financing on acceptable terms could cause the Company to delay development of its material projects or could result in the Company being forced to sell some of its assets on an untimely or unfavourable basis. Any such delay or sale could have a material and adverse effect on the Company’s financial condition, results of operations and liquidity.

Accounts receivable at August 31, 2015 totaled $13.2 million (August 31, 2014 - $13.8 million) being comprised mainly of value added taxes refundable in South Africa. Accounts payable and accrued liabilities at August 31, 2015 totaled $21.5 million (August 31, 2014 - $28.6 million). Accounts payable at August 31, 2015 were lower than at August 31, 2014 due to the fact that the majority of large component and material purchases for Project 1 occurred before year end and were paid for during fiscal 2015.

Apart from net interest earned on cash deposits and other sundry income during the period ended August 31, 2015 of $4.6 million (August 31, 2014 - $3.9 million), the Company had no sources of income. The Company’s primary source of capital has been from the issuance of equity. At August 31, 2015 the Company had cash equivalents on hand of $51 million compared to $108 million at August 31, 2014 with the cash expenditures being largely funded by the December 2013 and December 2014 equity financings.

The Company receives lump sum cash advances at various times as laid out in agreed budgets from its partners to cover the costs of joint venture projects.

The following table discloses the Company’s contractual obligations as at August 31, 2015.

	< 1 Year	1 – 3 Years	4 – 5 Years	> 5 Years	Total
Lease obligations	$473	$1,036	$1,093	$-	$2,602
ESKOM – power	5,845	-	-	-	5,845
Magalies water	6,928	-	-	-	6,928
Tailings & Surface Infrastructure	23,882	-	-	-	23,882
Mining development	2,354	-	-	-	2,354
Mining equipment	11,875	-	-	-	11,875
Sprott Standby Fees	462	-	-	-	462
Other property expenditures	13,182	-	-	-	13,182
Totals	$65,001	$1,036	$1,093	$-	$67,130

PLATINUM GROUP METALS ANNUAL REPORT 2015

Supplementary Information and MD&A for the year ended August 31, 2015	P 51
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

The above contracts are subject to the following estimated break fees in the event of cancellation at August 31, 2015:

Concentrator plant and surface infrastructure	$9,946
Magalies water	6,928
ESKOM	5,845
Mining equipment	6,450
Other	7,786
$36,955

G) Outstanding Share Data

The Company has an unlimited number of common shares authorized for issuance without par value. At August 31, 2015, there were 768,943,030 common shares outstanding, 29,074,500 incentive stock options outstanding at exercise prices of $0.65 to $2.57. At November 24, 2015, there were 775,914,708 common shares outstanding and 27,707,500 incentive stock options outstanding. During the year ended August 31, 2015, the Company made no changes to the exercise price of outstanding options through cancellation and re-grant or otherwise.

4. RISK FACTORS

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on our results, business prospects or financial position.

For a comprehensive list of the risks and uncertainties affecting our business, please refer to the section entitled “Risk Factors” in our most recent Annual Information Form which is available at www.sedar.com, and our most recent Form 40-F, which is available on the EDGAR section of the SEC website at www.sec.gov.

5. OUTLOOK

Subsequent to August 31, 2015, on November 20 2015, the Company drew down US $40 million in working capital pursuant to the Sprott Facility. On November 20, 2015 the Company also reported that it had drawn down a further US $40 million pursuant to the LMM Loan. Further details are provided above at item F) “Liquidity and Capital Resources” above.

The Company’s key business objectives for calendar 2016 will be to continue with underground development and mine commissioning at Project 1 and to advance the Waterberg Projects. Development at Project 1 will continue to utilize a majority of the Company’s cash on hand until production commences and positive cash flow is achieved. Initial cold commissioning of the WBJV Project 1 mill and surface infrastructure is complete at the time of writing. Initial commissioning and production of concentrate is planned for late in the fourth quarter of calendar 2015. Initial smelter deliveries are expected to commence at the end of January 2016.

Lower metal prices, delays in production ramp up or a stronger South African Rand could all result in requirements for further financing. Development work in blocks 12, 11, 10 and 9 in the Project 1 mine plan are critical to the underground mining plans and ramp up profile of production.

The Company plans to continue working on the Waterberg Project with its joint venture partners Mnombo and JOGMEC. A resource update is anticipated for the Waterberg in early 2016 and work is continuing at present toward the completion of a prefeasibility study. The scope of the prefeasibility study now includes portions of the Waterberg Extension Project, due to the 2nd Amendment to the JOGMEC Agreement. Drilling on the Waterberg Project to delineate additional indicated resources for inclusion in the prefeasibility study is now underway. Completion of the prefeasibility study is now scheduled for early 2016.

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 52	Supplementary Information and MD&A for the year ended August 31, 2015
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

An important objective for the Company is to determine the scale of the Waterberg deposit and to find the section of the Waterberg deposit with the greatest grade thickness near surface. The deposit remains open and analysis continues at present in advance of additional step out drilling.

As well as the discussions within this MD&A, the reader is encouraged to also see the Company’s disclosure made under the heading “Risk Factors” in the Company’s Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

6. CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as income and expenses. The Company’s accounting policies are described in note 2 of the Company’s audited annual consolidated financial statements for the year ended August 31, 2015.

Review of asset carrying values and impairment

In accordance with the Company’s accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognised to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value less costs to sell and value in use requires management to make estimates and assumptions about expected production, commodity prices, reserves, operating costs, closure and rehabilitation costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty; hence there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the income statement.

Asset Retirement Obligations

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws. These estimates include an assumption on the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

Deferred tax assets, liabilities and resource taxes

The determination of the Company’s future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts the Company interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities. The Company also makes estimates of the Company’s future earnings which affect the extent to which potential future tax benefits may be used. The Company is subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from the Company’s view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise the Company makes provision for such items based on the Company’s best estimate of the final outcome of these matters.

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation and they may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact on depreciation and amortization rates, asset carrying values and provisions for close down and restoration costs.

PLATINUM GROUP METALS ANNUAL REPORT 2015

Supplementary Information and MD&A for the year ended August 31, 2015	P 53
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

Achievement of commercial production

Once a mine reaches the operating levels intended by management, depreciation of capitalized costs begins. Significant judgement is required to determine when certain of the Company’s assets reach this level; management must consider several factors including: completion of a reasonable period of commissioning; consistent operating results are being achieved at a pre-determined level of design capacity and indications exist that this level will continue; mineral recoveries are at or near expected production level; and the transfer of operations from development personnel to operational personnel has been completed.

7. DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer have evaluated the Company’s disclosure controls and procedures as at August 31, 2015 through inquiry, review and testing, as well as by drawing upon their own relevant experience. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as at August 31, 2015.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, and evaluating the effectiveness of the Company’s internal control over financial reporting as at each fiscal year end. Management has used the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the effectiveness of the Company’s internal control over financial reporting as at August 31, 2015. Based on this evaluation, management has concluded that the Company’s internal controls over financial reporting was effective as at August 31, 2015.

Changes in Internal Controls over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the year ended August 31, 2015 that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Exemption from Section 404(b) of the Sarbanes-Oxley Act

Under the Jumpstart Our Business & Startups Act (“JOBS Act”) emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management’s assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as an emerging growth company under the JOBS Act and therefore has not included an independent auditor attestation of management’s assessment of the effectiveness of its internal control over financial reporting in this MD&A or in its audited annual consolidated financial statements for the year ended August 31, 2015.

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 54	Supplementary Information and MD&A for the year ended August 31, 2015
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

8. OTHER INFORMATION

Additional information relating to the Company for the year ending August 31, 2015 may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to review the Company’s audited annual consolidated financial statements for the year ended August 31, 2015 together with the notes thereto as well as the Company’s Annual Information Form.

NYSE MKT Option Disclosure

We have issued options under the terms of our stock option plan pursuant to agreements with certain of our directors, officers, consultants and employees. Under the terms of the agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of the grant. Stock options are granted to certain of our directors, officers and employees, are subject to vesting provisions, while others vest immediately. At September 1, 2014 and August 31, 2015, we had 35,386,784 and 48,569,803 unoptioned shares available for granting of options under our stock option plan.

9. LIST OF DIRECTORS AND OFFICERS

a) Directors:	b) Officers:

R. Michael Jones	R. Michael Jones (CEO)
Frank R. Hallam	Frank R. Hallam (CFO & Corporate Secretary)
Iain McLean	Peter C. Busse (COO)
Eric Carlson	Kris Begic (VP, Corporate Development)
Barry W. Smee
Timothy Marlow
Diana Walters

PLATINUM GROUP METALS ANNUAL REPORT 2015

Independent Auditor’s Report	P 55

Independent Auditor’s Report

To the Shareholders of Platinum Group Metals Ltd.

We have audited the accompanying consolidated financial statements of Platinum Group Metals Ltd., which comprise the consolidated statements of financial position as at August 31, 2015 and August 31, 2014 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Platinum Group Metals Ltd. as at August 31, 2015 and August 31, 2014 and its financial performance and cash flows for the years then ended in accordance with International Financial Reporting Standards.

signed “PricewaterhouseCoopers LLP”

Chartered Professional Accountants
Vancouver, British Columbia
November 24, 2015

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 56	Consolidated Financial Statements for the year ended August 31, 2015
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

Consolidated Financial Statements
For the year ended August 31, 2015

Consolidated Statement of Financial Position
(in thousands of Canadian dollars)

	August 31, 2015	August 31, 2014
ASSETS
Current
Cash and cash equivalents	$51,417	$108,150
Amounts receivable (Note 4)	13,230	13,848
Prepaid expenses	455	714
Total current assets	65,102	122,712

Deferred financing fees (Note 3)	3,504	4,206
Performance bonds (Note 5)	5,774	5,101
Exploration and evaluation assets (Note 7)	32,402	30,612
Property, plant and equipment (Note 6)	548,845	387,608
Total assets	$655,627	$550,239

LIABILITIES
Current
Accounts payable and accrued liabilities	$21,537	$28,576
Total current liabilities	21,537	28,576

Deferred income taxes	8,311	11,585
Asset retirement obligation (Note 13)	3,038	1,636
Total liabilities	32,886	41,797

SHAREHOLDERS’ EQUITY
Share capital (Note 8)	716,148	590,774
Contributed surplus	25,038	22,374
Accumulated other comprehensive loss	(75,473)	(63,980)
Deficit	(114,167)	(120,484)
Total shareholders’ equity attributable to shareholders of Platinum Group Metals Ltd.	551,546	428,684

Non-controlling interest (Note 9)	71,195	79,758
Total shareholders’ equity	622,741	508,442
Total liabilities and shareholders’ equity	$655,627	$550,239

CONTINGENCIES AND COMMITMENTS (NOTE 14)
SUBSEQUENT EVENTS (NOTE 19)

Approved by the Board of Directors and authorized for issue on November 24, 2015

“Iain McLean”
Iain McLean, Director

“Eric Carlson”
Eric Carlson, Director

PLATINUM GROUP METALS ANNUAL REPORT 2015	See accompanying notes to the consolidated financial statements

Consolidated Financial Statements for the year ended August 31, 2015	P 57
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(in thousands of Canadian dollars, except share data)

	Year ended	Year ended
	August 31, 2015	August 31, 2014
EXPENSES
General and administrative (Note 17)	$8,328	$7,932
Foreign exchange gain (Note 17)	(10,738)	(955)
Stock compensation expense	1,398	2,222
Termination and finance fees (Note 3)	1,988	-
Write-down of deferred financing fees (Note 3)	4,206	-
Write-down of exploration and evaluation assets (Note 7)	2,879	5,355
	(8,061)	(14,554)
Finance income	4,574	3,886
Loss for the year before income taxes	(3,487)	(10,668)
Income tax (expense) recovery (Note 18)	(1,316)	209
Loss for the year	(4,803)	(10,459)
Items that may be subsequently reclassified to net loss:
Exchange differences in translating foreign operations	(8,936)	(1,827)
Comprehensive loss for the year	$(13,739)	$(12,286)
Loss attributable to:
Shareholders of Platinum Group Metals Ltd.	(3,798)	(10,438)
Non-controlling interests	(1,005)	(21)
	$(4,803)	$(10,459)
Comprehensive (loss) income attributable to:
Shareholders of Platinum Group Metals Ltd.	(13,983)	(11,550)
Non-controlling interests	244	(736)
	$(13,739)	$(12,286)
Basic and diluted loss per common share	$(0.01)	$(0.02)
Weighted average number of common shares outstanding:
Basic and diluted	695,836,450	501,642,562

See accompanying notes to the consolidated financial statements	PLATINUM GROUP METALS ANNUAL REPORT 2015

P 58	Consolidated Financial Statements for the year ended August 31, 2015
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

Consolidated Statements of Changes in Equity
(in thousands of Canadian dollars, except share data)

	# of Common	Share	Contributed	Accumulated	Deficit	Attributable to	Non-	Total
	Shares	Capital	Surplus	Other		Shareholders	Controlling
				Comprehensive		of the Parent	Interest
				Income (loss)		Company
Balance, August 31, 2013	$402,759,542	$425,435	$18,593	$(61,481)	$(85,349)	$297,198	$54,410	$351,608
Stock based compensation	-	-	3,803	-	-	3,803	-	3,803
Share issuance costs	-	(9,968)	-	-	-	(9,968)	-	(9,968)
Share issuance – financing	148,500,000	175,230	-	-	-	175,230	-	175,230
Issued upon the exercise of options	53,300	77	(22)	-	-	55	-	55
Funding of non-controlling interest	-	-	-	-	(5,029)	(5,029)	5,029	-
Transactions with non- controlling interest	-	-	-	(1,387)	(19,668)	(21,055)	21,055	-
Foreign currency translation	-	-	-	(1,112)	-	(1,112)	(715)	(1,827)
Net (loss) income for the year	-	-	-	-	(10,438)	(10,438)	(21)	(10,459)
Balance, August 31, 2014	$551,312,842	$590,774	$22,374	$(63,980)	$(120,484)	$428,684	$79,758	$508,442
Stock based compensation	-	-	2,664	-	-	2,664	-	2,664
Share issuance – financing	214,800,000	132,071	-	-	-	132,071	-	132,071
Share issuance costs	-	(8,566)	-	-	-	(8,566)	-	(8,566)
Shares issued for loan facility	2,830,188	1,869	-	-	-	1,869	-	1,869
Transactions with non- controlling interest	-	-	-	(1,308)	10,115	8,807	(8,807)	-
Foreign currency translation adjustment	-	-	-	(10,185)	-	(10,147)	1,249	(8,936)
Net loss for the year	-	-	-	-	(3,798)	(3,798)	(1,005)	(4,803)
Balance, August 31, 2015	$768,943,030	$716,148	$25,038	$(75,473)	$(114,167)	$551,584	$71,195	$622,741

PLATINUM GROUP METALS ANNUAL REPORT 2015	See accompanying notes to the consolidated financial statements

Consolidated Financial Statements for the year ended August 31, 2015	P 59
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

Consolidated Statements of Cash Flows
(in thousands of Canadian dollars)

	Year ended	Year ended
	August 31, 2015	August 31, 2014
OPERATING ACTIVITIES
Loss for the year	$(4,803)	$(10,459)

Add items not affecting cash:
Depreciation	627	474
Unrealized foreign exchange gain	(3,209)	48
Deferred income tax expense (recovery)	1,083	(209)
Write-down of deferred finance fees (Note 3)	4,206	-
Write-down of exploration properties	2,879	5,355
Stock compensation expense	1,398	2,222
Net change in non-cash working capital (Note 15)	(2,373)	(3,546)
	(192)	(6,115)

FINANCING ACTIVITIES
Share issuance	132,071	175,230
Share issuance costs	(8,566)	(9,968)
Share issuance – stock options	-	55
Interest Paid (Note 3)	(1,634)	-
	121,871	165,317

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(173,037)	(154,815)
Exploration expenditures, net of recoveries	(9,659)	(9,955)
South African VAT	3,639	(6,107)
Performance bonds	(778)	(1,702)
Restricted cash	-	10,056
	(179,835)	(162,523)

Net (decrease) increase in cash and cash equivalents	(58,156)	(3,321)
Effect of foreign exchange on cash and cash equivalents	1,423	(313)
Cash and cash equivalents, beginning of year	108,150	111,784

Cash and cash equivalents, end of year	$51,417	$108,150

See accompanying notes to the consolidated financial statements	PLATINUM GROUP METALS ANNUAL REPORT 2015

P 60	Notes to the consolidated financial statements for the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

Notes to the consolidated financial statements

1. NATURE OF OPERATIONS

Platinum Group Metals Ltd. (the “Company”) is a British Columbia, Canada, company formed by amalgamation on February 18, 2002. The Company’s shares are publicly listed on the Toronto Stock Exchange (“TSX”) in Canada and the NYSE MKT LLC in the United States. The Company’s address is Suite 788-550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa and Canada. The Company is currently developing the WBJV (Maseve) Project 1 platinum and palladium mine located on the Western Limb of the Bushveld Complex in South Africa (“Project 1”). Project 1 is owned through the operating company Maseve Investments 11 (Pty.) Ltd. (“Maseve”), in which the Company held a 82.9% working interest as of August 31, 2015 and the Company’s Black Economic Empowerment (“BEE”) partner, Africa Wide Mineral Prospecting and Exploration (Pty) Ltd. (“Africa Wide”), a wholly owned subsidiary of Wesizwe Platinum Ltd., owned 17.1% . A formal mining right was granted for Project 1 on April 4, 2012 by the Government of South Africa (the “Mining Right”).

On May 26, 2015, the Company announced an agreement whereby the Waterberg JV Project and Waterberg Extension Project, both located on the Northern Limb of the Bushveld Complex in South Africa, are to be consolidated. See details in note 7 below. The Company is advancing the consolidated Waterberg Project, with drilling and engineering work presently underway as part of a pre-feasibility study.

These financial statements include the accounts of the Company and its subsidiaries. The Company’s subsidiaries are as follows:

Name of subsidiary	Principal activity	Place of incorporation and operation	Proportion of ownership interest and voting power held
			August 31, 2015	August 31, 2014
Platinum Group Metals (RSA) (Pty) Ltd.[1]	Exploration	South Africa	100%	100%
Maseve Investments 11 (Pty) Ltd	Mining	South Africa	82.9%[1]	78.7%[2]
Wesplats Holdings (Pty) Limited[3]	Dormant	South Africa	100%	100%
Platinum Group Metals (Barbados) Ltd.	Holding company	Barbados	100%	100%
Mnombo Wethu Consultants (Pty) Limited.	Exploration	South Africa	49.9%	49.9%[4]

1 Waterberg Projects held here until formal JV Company approval received (see Note 7 below)
2 See Note 6(i) “Ownership of Project 1”.
3 In process of being wound up and de-registered.
4 The Company controls Mnombo Wethu Consultants (Pty) Limited (“Mnombo”) for accounting purposes.

PLATINUM GROUP METALS ANNUAL REPORT 2015

Notes to the consolidated financial statements for the year ended August 31, 2015	P 61
(in thousands of Canadian dollars unless otherwise noted)
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention except for the asset retirement obligation.

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

Consolidation

The consolidated financial statements include those of Platinum Group Metals, its subsidiaries, associates, joint ventures and structured entities, using uniform accounting policies. Control exists when the Company has (i) power over the investee, (ii) exposure, or rights, to variable returns from its involvement with the investee, and (iii) the ability to use its power to affect its returns.

Non-controlling interest in the net assets of consolidated subsidiaries are identified separately from the Company’s equity.

Subsidiaries are all entities (including structured entities) over which the Company has control. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

A joint arrangement is an arrangement of which two or more parties have joint control. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each of the investors.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated on consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Both Waterberg exploration properties are fully consolidated with third party contributions treated as recoveries.

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term deposits, which are readily convertible to cash and have original maturities of 90 days or less.

Exploration and evaluation assets

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

Exploration and evaluation activity includes:

•	acquiring the rights to explore;
•	researching and analyzing historical exploration data;
•	gathering exploration data through topographical, geochemical and geophysical studies;
•	exploratory drilling, trenching and sampling;
•	determining and examining the volume and grade of the resource;
•	surveying transportation and infrastructure requirements; and
•	compiling pre-feasibility and feasibility studies.

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 62	Notes to the consolidated financial statements for the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

Exploration and evaluation expenditures on identifiable properties are capitalized. Exploration and evaluation assets are shown separately until technical feasibility and commercial viability is achieved at which point the relevant asset is transferred to development assets under property, plant and equipment. Capitalized costs are all considered to be tangible assets as they form part of the underlying mineral property.

Capitalized exploration and evaluation assets are reviewed for impairment when facts or circumstances suggest an asset’s carrying amount may exceed its recoverable amount. If impairment is considered to exist, the related asset is written down to the greater of its value in use and its fair value less costs to sell.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and for qualifying assets, the associated borrowing costs.

Where an item of property, plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment.

Costs incurred for new construction, mine development, and major overhauls of existing equipment are capitalized as property, plant and equipment and are subject to depreciation once they are put into use. The costs of routine maintenance and repairs are expensed as incurred.

Once a mining project has been established as technically feasible and commercially viable, expenditure other than on land, buildings, plant and equipment is capitalised as part of “development assets” together with any related amount transferred from “exploration and evaluation assets”. Capitalization of costs incurred and revenue received during commissioning ceases when the property is capable of operating at levels intended by management.

The present value of the decommissioning cost, which is the dismantling and removal of the asset included in the environmental rehabilitation obligation, is included in the cost of the related preproduction assets. These assets are depreciated over their useful lives.

Subsequent costs are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. All repairs and maintenance are expensed to profit or loss during the financial period in which they are incurred.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal, retirement or scrapping of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Where an item of property, plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Property, plant and equipment are recorded at cost and are depreciated on a straight line basis over the following periods:

Buildings	20 years
Mining equipment	2 – 22 years
Vehicles	3 – 5 years
Computer equipment and software	3 – 5 years
Furniture and fixtures	5 years

Development costs are depreciated on a unit of production basis.

PLATINUM GROUP METALS ANNUAL REPORT 2015

Notes to the consolidated financial statements for the year ended August 31, 2015	P 63
(in thousands of Canadian dollars unless otherwise noted)
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

Impairment

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company conducts internal reviews of asset values which are used to assess for any indications of impairment. External factors such as changes in expected future prices, costs and other market factors including market capitalization are also monitored to assess for indications of impairment.

If any such indication exists an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs to sell and its value in use. If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the use of the asset, including any expansion prospects.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Impairment is assessed at the level of cash-generating units (“CGUs”), which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets. The Company’s CGUs are based on geographic location and the two CGU’s the Company currently has are the WBJV Project 1 Mine and the Waterberg Project.

Long-lived assets that have suffered impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.

Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognised initially at fair value and subsequently measured at amortized cost using the effective interest method.

Asset retirement obligations

Provisions for asset retirement obligations are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related disturbance occurs. The provision is discounted using a risk-free pre-tax rate, and the unwinding of the discount is included in finance costs. At the time of establishing the provision, a corresponding asset is recognized and is depreciated over the future life of the asset to which it relates. The provision is adjusted on an annual basis for changes in cost estimates, discount rates and inflation.

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 64	Notes to the consolidated financial statements for the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effect.

Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from ‘profit before tax’ as reported in the consolidated statement of loss and other comprehensive loss because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such deferred tax assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Translation of foreign currencies

Functional and presentation currency

Items included in the financial statements of the Company and each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the functional currency) as follows:

Platinum Group Metals Limited	Canadian Dollars
Platinum Group Metals (RSA) (Pty) Ltd.	South African Rand
Maseve Investments 11 (Pty) Ltd.	South African Rand
Wesplats Holdings (Pty) Limited	South African Rand
Mnombo Wethu Consultants (Pty) Limited	South African Rand
Platinum Group Metals (Barbados) Ltd.	United States Dollars

The Company’s presentation currency is the Canadian dollar (“$”).

PLATINUM GROUP METALS ANNUAL REPORT 2015

Notes to the consolidated financial statements for the year ended August 31, 2015	P 65
(in thousands of Canadian dollars unless otherwise noted)
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

The following exchange rates were used when preparing these consolidated financial statements:

Rand/CAD
Year-end rate:	R10.021 (2014 R9.8135)
Year average rate:	R9.7487 (2014 R9.7390)

US/CAD
Year-end rate:	US0.7601 (2014 US0.9197)
Year average rate:	US0.8266 (2014 US0.9281)

Transactions and balances

Foreign currency transactions are translated into the relevant entity’s functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Subsidiaries

The results and financial position of subsidiaries that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities are translated at the closing rate at the reporting date;
•	Income and expenses are translated at average exchange rates for the period; and
•	All resulting exchange differences are recognized in other comprehensive income as cumulative translation adjustments.

When a foreign operation is sold, such exchange differences are recognized in the income statement to the extent of the portion sold as part of the gain or loss on sale.

Stock-based compensation

The fair values for stock-based awards have been estimated using the Black-Scholes model and recorded over the period of vesting. The compensation cost related to stock options granted is expensed or capitalized to mineral properties, as applicable. Cash received on exercise of stock options is credited to share capital and the related amount previously recognized in contributed surplus is reclassified to share capital.

Loss per common share

Basic loss per common share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss in incurred, the effect of the potential issuances of shares is anti-dilutive, and accordingly basic and diluted loss per share are the same.

Financial instruments

IFRS establishes a fair value hierarchy that categorizes the inputs to valuation techniques used to measure fair value into three levels:

•	Level 1 – Quoted prices in active markets for the same instrument.
•	Level 2 – Valuation techniques for which significant inputs are based on observable market data.
•	Level 3 – Valuation techniques for which any significant input is not based on observable market data.

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 66	Notes to the consolidated financial statements for the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

(i)	Financial assets and liabilities

Loans and receivables – Loans and receivables comprise cash and cash equivalents, amounts receivable and performance bonds. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost less any impairment.

Other financial liabilities - Other financial liabilities comprise accounts payable and accrued liabilities and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the initial cost and the redemption value is recognized in the income statement over the period to maturity using the effective interest method.

(ii)	Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Accounting standards adopted in the current period

The principal accounting policies used by the Company and its subsidiaries are consistent with those of the previous year, except for changes from new or revised IFRS’s. The following new accounting standards, amendments and interpretations were adopted by the Company as of September 1, 2014. The Company has adopted these new and amended standards without any significant effect on the financial statements.

(i)	IAS 36, Impairment of Assets

The IASB published amendments to the disclosures required by IAS 36, when the recoverable amount is determined based on the fair value less costs of disposal. The amendments are effective for annual periods beginning on or after January 1, 2014 and are to be applied retroactively.

(ii)	IFRS 8, Operating Segments

IFRS 8, Operating Segments, require an entity to disclose the judgements made by management in applying aggregation criteria to operating segments and to provide clarity that a reconciliation of a reportable segments’ total assets and the entity’s assets should only be provided if the segment asset details are regularly provided to the chief operating decision maker.

Future accounting changes

The following new accounting standards, amendments and interpretations, that have not been early adopted in these consolidated financial statements, will or may have an effect on the Company’s future results and financial position:

(i)	IFRS 15, Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers, which will replace IAS 18, Revenue, is effective for fiscal years ending on or after December 31, 2018 and is available for early adoption. The standard contains a single model that applies to contracts with customers. Revenue is recognized as control is passed to the customer, either at a point in time or over time. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company is still in the process of assessing the impact, if any, on the financial statements of this new standard.

PLATINUM GROUP METALS ANNUAL REPORT 2015

Notes to the consolidated financial statements for the year ended August 31, 2015	P 67
(in thousands of Canadian dollars unless otherwise noted)
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

(ii)	IFRS 9, Financial Instruments

In July 2014, the IASB issued IFRS 9, Financial Instruments, which addresses classification and measurement of financial assets and replaces the multiple category and measurement models for debt instruments in IAS 39, Financial Instruments: Recognition and Measurement. Debt instruments will be measured with a new mixed measurement model having only two categories: amortized cost and fair value through profit and loss. The new standard also addresses financial liabilities which largely carries forward existing requirements in IAS 39, with the exception of fair value changes to credit risk for liabilities designated at fair value through profit and loss which are generally to be recorded in other comprehensive income. In addition, the new standard introduces a new hedge accounting model more closely aligned with risk management activities undertaken by entities. The new standard is effective for annual periods beginning on or after January 1, 2018, with an early adoption permitted. The Company is still in the process of assessing the impact, if any, on the financial statements of the new standard.

The Company is currently considering the possible effect of the new and revised standards which will be effective to the Company’s consolidated financial statements in the future.

Significant accounting judgments and estimates

The preparation of the financial statements in conformity with IFRS requires the use of judgments and estimates that affect the amount reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. Information about such judgments and estimation is contained in the accounting policies and notes to the financial statements, and the key areas are summarized below.

Areas of judgment and key sources of estimation uncertainty that have the most significant effect on the amounts recognized in these consolidated financial statements are:

•	Review of asset carrying values and impairment assessment (see Note 6)
•	Asset retirement obligations (see Note 13)
•	Determination of ore reserves and mineral resource estimates
•	Deferred tax assets and liabilities and resource taxes; and
•	Achievement of commercial production

Each of these judgments and estimates is considered in their respective notes or in more detail below.

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation and they may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact depreciation and amortization rates, asset carrying values and provisions for close down and restoration costs.

Deferred tax assets and liabilities and resource taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts the Company interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of our future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 68	Notes to the consolidated financial statements for the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

Achievement of commercial production

Once a mine reaches the operating levels intended by management, depreciation of capitalized costs begins. Significant judgement is required to determine when certain of the Company’s assets reach this level; management must consider several factors including: completion of a reasonable period of commissioning; consistent operating results are being achieved at a pre-determined level of design capacity and indications exist that this level will continue; mineral recoveries are at or near expected production level; and the transfer of operations from development personnel to operational personnel has been completed.

3. DEFERRED FINANCING FEES

On February 16, 2015 the Company announced it had entered into a credit agreement with a syndicate of lenders (the “Lenders”) led by Sprott Resource Lending Partnership (“Sprott”) for a Senior Secured Loan Facility (the “Sprott Facility”) of up to US$40 million. Interest will be compounded and payable monthly at an interest rate of LIBOR plus 8.50% . The Company has made the following additional payments to the Lenders; (a) a bonus payment made concurrently with execution and delivery of the credit agreement in the amount of US$1.5 million, being 3.75% of the principal amount of the Facility, paid by issuance of 2,830,188 common shares of the Company in the period; (b) a draw down payment to the Lenders equal to 2% of the amount being drawn down under the Facility, payable in common shares of the Company issued at a deemed price equal to the volume weighted average trading price (the “VWAP”) of the common shares on the TSX for the ten trading days immediately prior to the draw down request or such other VWAP as required by the TSX; (c) a structuring fee comprised of a cash payment in the amount of US$0.10 million, paid concurrently with the execution and delivery of the term sheet for the Facility; and (d) a standby fee payable in cash equal to 4% per annum of the un-advanced principal amount of the Facility paid in monthly instalments until the facility was drawn down. The Facility matures on December 31, 2017 with the repayment of principal due in monthly instalments during calendar 2017.

The advance of funds under the Facility by the Lenders was subject to certain terms and conditions set out in the credit agreement. These terms and conditions were satisfied and funds were drawn on November 20, 2015. Please see subsequent events (Note 19) for further details.

Fees paid to the Lenders, (including 2,830,188 common shares issued) and certain legal and regulatory fees incurred for the establishment of the Sprott Facility (see subsequent events for further details) amounting to $3,504 have been recognized as transaction costs at year end and deferred until draw down occurs. When the Facility is drawn, the deferred fees will be netted against the gross proceeds of the financing and recognized over the term of the Facility on an effective interest rate basis.

Deferred finance costs amounting to $4,206, related to a previously proposed loan facility with a syndicate of banks and to a unit offering which did not complete, were written off during the year. Additional termination and finance fees totaling $1,988 related to the previous loan facility and the unit offering were also incurred and expensed during the year.

PLATINUM GROUP METALS ANNUAL REPORT 2015

Notes to the consolidated financial statements for the year ended August 31, 2015	P 69
(in thousands of Canadian dollars unless otherwise noted)
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

4. AMOUNTS RECEIVABLE

	August 31, 2015	August 31, 2014
South African VAT	$8,182	$11,820
Tax Receivable[1]	1,518	744
Other receivables	2,148	393
Canadian sales tax	41	84
Due from JOGMEC (Note 7)	1,074	479
Interest	19	93
Due from related parties (Note 12)	248	235
	$13,230	$13,848

1. $236 due from CRA, $1,282 due from the South Africa tax administration (“SARS”)

5. PERFORMANCE BOND

At August 31, 2015 the Company had $5,774 posted in cash for environmental performance and other guarantees in South Africa, of which approximately $5,672 relates to Project 1 ($5,036 – August 31, 2014). In October 2012 a third party insurer posted a bond in the amount of R58.5 million ($5.84 million) to the credit of the DMR in satisfaction of the Company’s environmental guarantee specific to its Project 1 Mining Right after which the DMR released R58.5 million to the Company from funds previously deposited. The Company then deposited $1,284 (R12 million) with The Standard Bank of South Africa against its environmental guarantee obligation and will make further annual deposits of approximately $1,284 (R12 million) per annum until the full amount of the Project 1 environmental guarantee is again on deposit and the third party bond arrangement will be wound up, or renewed at the Company’s election. Interest on deposits will accrue to the Company. The Company pays an annual fee of approximately $64 (R600,000) to the insurer as compensation.

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 70	Notes to the consolidated financial statements for the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

6. PROPERTY, PLANT AND EQUIPMENT

		Construction
	Development	work-in-	Land	Buildings	Office	Mining	Total
	assets	progress			Equipment	Equipment
COST
Balance, August 31, 2013	$161,097	$29,400	$12,924	$3,442	$1,713	$27,746	$236,322
Additions	92,341	57,649	-	1,616	323	11,326	163,255
Foreign exchange movement	(1,518)	(286)	(125)	(33)	(7)	(270)	(2,239)
Balance, August 31, 2014	251,920	86,763	12,799	5,025	2,029	38,802	397,338
Additions	101,538	51,675	-	9,093	802	14,106	177,214
Foreign exchange movement	(5,083)	(1,797)	(265)	(104)	(23)	(803)	(8,075)
Balance, August 31, 2015	$348,375	$136,641	$12,534	$14,014	$2,808	$52,105	$566,477

ACCUMULATED DEPRECIATION
Balance, August 31, 2013	$-	$-	$-	$374	$822	$2,409	$3,605
Additions	-	-	-	233	240	5,683	6,156
Foreign exchange movement	-	-	-	(4)	(4)	(23)	(31)
Balance, August 31, 2014	-	-	-	603	1,058	8,069	9,730
Additions	-	-	-	447	352	7,292	8,091
Foreign exchange movement	-	-	-	(12)	(10)	(167)	(189)
Balance, August 31, 2015	$-	$-	$-	$1,038	$1,400	$15,194	$17,632

Net book value, August 31, 2014	$251,920	$86,763	$12,799	$4,422	$971	$30,733	$387,608

Net book value, August 31, 2015	$348,375	$136,641	$12,534	$12,976	$1,408	$36,911	$548,845

PLATINUM GROUP METALS ANNUAL REPORT 2015

Notes to the consolidated financial statements for the year ended August 31, 2015	P 71
(in thousands of Canadian dollars unless otherwise noted)
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

Project 1

Project 1 is located in the Western Bushveld region of South Africa and is currently in development. Project 1 costs are classified as development assets and construction in progress in Property, Plant and Equipment.

i.	Ownership of Project 1

Under the terms of a consolidation transaction completed on April 22, 2010, the Company acquired a 74% interest in Projects 1 and 3 of the former Western Bushveld Joint Venture through its holdings in Maseve, while the remaining 26% was acquired by Africa Wide. In consideration for the Company increasing its holdings to 74%, the Company paid subscription funds into Maseve, creating an escrow fund for application towards Africa Wide’s 26% share of capital requirements. These funds were classified as restricted cash and were fully depleted in fiscal 2014.

The Company has consolidated the results of Maseve from the effective date of the reorganization. The portion of Maseve not owned by the Company is calculated at $65,019 at August 31, 2015 ($75,741 – August 31, 2014) and is accounted for as a non-controlling interest (see note 9 for further details).

On October 18, 2013, Africa Wide elected not to fund its US$21.8 million share of a project budget and cash call unanimously approved by the board of directors of Maseve. On March 3, 2014, Africa Wide elected not to fund its US$21.52 million share of a second cash call. As a result of the missed cash calls, Africa Wide’s interest in Maseve has diluted in the current period to approximately a 17.1% holding.

All funding provided by Platinum Group Metals (RSA) (Pty) Ltd. (“PTM RSA”) to Maseve for development and construction at Project 1 since the March 3, 2014 second cash call has been, and is planned to be, provided by way of an intercompany loan. At August 31, 2015 Maseve owed PTM RSA approximately R1.65 billion ($162 million). All amounts due to PTM RSA are planned to be repaid by Maseve before any distribution of dividends to shareholders.

Legislation and regulations in South Africa require a 26% equity interest by a BEE entity as a prerequisite to the grant of a Mining Right. Because Africa Wide is the Company’s BEE partner for Project 1, the Company advised the Department of Mineral Resources (the “DMR”) on October 19, 2013 of Africa Wide’s decision to not fund the cash call and the associated dilution implications. On October 24, 2013, the DMR provided the Company with a letter stating that it will apply the provisions of the Mineral and Petroleum Resources Development Act, 28 of 2002 (the “MPRDA”) to any administrative processes or decisions to be conducted or taken within a reasonable time and in accordance with the principles of lawfulness, reasonableness and procedural fairness in giving the Company the opportunity to remedy the effect of Africa Wide’s dilution. The Company is considering alternatives to bring additional qualified BEE investment into Maseve if and when instructed by the DMR. Under the terms of the Maseve Shareholders Agreement, if Maseve is instructed by the DMR to increase its BEE ownership, any agreed costs or dilution of interests shall be borne equally by the Company and Africa Wide, notwithstanding that Africa Wide now holds only approximately 17.1% of the equity in Maseve. The DMR officials have stated that overall performance against the Mining Charter objectives in beneficiation will be considered for overall compliance. No notice of compliance or non-compliance with the Mining Charter has been received by the Company at the date of authorization of the financial statements.

ii.	Valuation

Management is required to make significant judgements concerning the identification of potential impairment indicators. In considering whether any potential impairment indicators occurred in respect of the Company’s long lived assets as at August 31, 2015, management took into account a number of factors such as changes in the pricing of platinum, palladium, rhodium and gold prices (the four elements being produced together as a basket “4E Ounce”), foreign exchange rates, capital expenditures, operating costs, increased costs of capital, market capitalization and required ownership by historically disadvantaged South Africans and other factors that may indicate impairment. The decline in platinum prices and the decrease in the Company’s market capitalization in fiscal 2015 were considered to be potential indicators of impairment and the Company assessed the recoverable amount of the Project 1 which has been identified as a CGU.

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 72	Notes to the consolidated financial statements for the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

Project 1 construction is nearly complete at August 31, 2015 and Project 1will be considered a cash generating unit (CGU). On a value in use basis, using the key assumptions below, the recoverable amount of Project 1 exceeds the carrying value. Accordingly, no impairment adjustment was necessary.

The recoverable amount of the Project 1 assets is based on estimates of future discounted cash flows (DCFs) of the latest business forecasts regarding production volumes, costs of production, capital expenditure, metal prices and market forecasts for foreign exchange rates. The discount rate is a risk adjusted discount rate, taking into account specific risks where the cash flows have not been adjusted for the risk.

These assumptions are subject to risk and uncertainty relating to among other factors, metal prices and exchange rates. It is therefore possible that changes such as those indicated in the sensitivity analysis below can occur which may affect the recoverability of the Project 1 assets hence leading to an impairment of the asset.

The key financial assumptions used in the recoverable amount calculations are:

•

The future price per 4E Ounce was considered separately at both the three year trailing average and market consensus based on price projections of international banks and brokerages. A long term price of US$1,346 per 4E Ounce was used in the valuation model.

•	The real $US/Rand exchange rate of 13:1 was used
•	Long-term real discount rate of 12.35% for the project.

The recoverable amount was derived from the Company’s financial model which is categorised as a level 3 valuation of the fair value hierarchy. The recoverable amount for Project 1 is most sensitive to metal prices, head grades and to a lesser extent operating costs. Sensitivity has been conducted for Project 1 for metal price, head grade, capital cost and exchange rates. Lower metal prices and/or lower head grades both negatively affect the recoverable amount for Project 1. Higher operating costs also negatively affect the recoverable amount for Project 1. Project 1 is not significantly sensitive to capital cost increases as the majority of life of mine capital is sunken as at the date of these financial statements. At a 12.35% discount rate the estimated recoverable amount for Project 1 is reduced by $77 million for a 5% reduction in the life of mine 4E ounce basket price, by $88 million for a 5% decrease in delivered life of mine head grade or by $45 million for a 5% increase in life of mine operating costs. At a 12.35% discount rate a change in the $US/Rand exchange rate from 13:1 to 12:1 decreases the estimated recoverable amount by $131 million assuming the $CAD:Rand exchange rate remains unchanged.

7. EXPLORATION AND EVALUATION ASSETS

The Company has exploration projects in Canada and South Africa. The total capitalized exploration and evaluation expenditures are as follows:

	South Africa	Canada	Total
Balance, August 31, 2013	$17,194	$5,253	$22,447
Additions	15,885	602	16,487
Recoveries	(2,800)	-	(2,800)
Write-downs	(1,967)	(3,388)	(5,355)
Foreign exchange movement	(167)	-	(167)
Balance, August 31, 2014	$28,145	$2,467	$30,612
Additions	13,066	413	13,479
Recoveries	(8,056)	-	(8,056)
Write-downs	-	(2,880)	(2,880)
Foreign exchange movement	(753)	-	(753)
Balance, August 31, 2015	$32,402	$-	$32,402

PLATINUM GROUP METALS ANNUAL REPORT 2015

Notes to the consolidated financial statements for the year ended August 31, 2015	P 73
(in thousands of Canadian dollars unless otherwise noted)
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

(a) Republic of South Africa

		August 31, 2015	August 31, 2014
Project 3 – see Note 6(i)		$3,095	$3,161

Waterberg JV	Acquisition costs	28	21
	Exploration and evaluation costs	36,386	27,811
	Recoveries	(19,372)	(11,557)
		17,042	16,275

Waterberg Extension	Acquisition costs	26	22
	Exploration and evaluation costs	12,232	8,653
		12,258	8,675

War Springs	Acquisition costs	-	128
	Exploration and evaluation costs	-	3,377
	Recoveries	-	(2,104)
	Write-down	-	(1,401)
		-	-

Tweespalk	Acquisition costs	-	73
	Exploration and evaluation costs	-	634
	Recoveries	-	(157)
	Write-down	-	(550)
		-	-

Other	Acquisition costs	33	10
	Exploration and evaluation costs	949	1,029
	Recoveries	(975)	(1,005)
		7	34
Total South Africa		$32,402	$28,145

Waterberg Projects

The Waterberg Projects are comprised of the Waterberg JV Project, a contiguous granted prospecting right area of approximately 255 km2, and the Waterberg Extension Project, an area of granted and applied for prospecting rights with a combined area of approximately 864 km2, located adjacent and to the north of the Waterberg JV Project and both located on the Northern Limb of the Bushveld Complex, approximately 80 km northwest of the town of Mokopane (formerly Potgietersrus).

PTM RSA holds legal title to the prospecting rights underlying the Waterberg Projects with Mnombo identified as the Company’s 26% BEE partner for all. The Company holds the Waterberg JV Project prospecting permits in trust for the joint venture and subject to the ownership terms and conditions of the JOGMEC Agreement and the 2nd Amendment thereto, as defined below.

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 74	Notes to the consolidated financial statements for the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

The Company holds the Waterberg Extension Project prospecting permits in trust for Mnombo and the Company, subject to the planned consolidation according to the 2nd Amendment to the JOGMEC Agreement, as defined below.

In October 2009, PTM RSA, the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo entered into a joint venture agreement with regard to the Waterberg JV project (the “JOGMEC Agreement”). Under the terms of the JOGMEC Agreement, in April 2012, JOGMEC completed a US$3.2 million work requirement to earn a 37% interest in the Waterberg JV Project, leaving the Company with a 37% interest and Mnombo with a 26% interest. Following JOGMEC’s earn-in, the Company funded Mnombo’s 26% share of costs, totalling US$1.12 million, until the earn-in phase of the joint venture ended in May 2012.

On November 7, 2011 the Company entered into an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R1.2 million and the Company’s agreement to pay for Mnombo’s 26% share of costs on the Waterberg JV Project until the completion of a feasibility study.

For accounting purposes, the Company fully consolidates Mnombo. The portion of Mnombo not owned by the Company, calculated at $4,791 at August 31, 2015 ($4,017 – August 31, 2014), is accounted for as a non-controlling interest.

On May 26, 2015, the Company announced a second amendment (the “2nd Amendment”) to the existing JOGMEC Agreement. Under the terms of the 2nd Amendment the Waterberg JV and Waterberg Extension projects, as described below, are to be consolidated and contributed into a newly created operating company named Waterberg JV Resources (Pty) Ltd. (“Waterberg JV Co.”). The Company is to hold 45.65% of Waterberg JV Co. while JOGMEC is to own 28.35% . Mnombo will hold 26%. Through its 49.9% share of Mnombo, the Company will hold an effective 58.62% of Waterberg JV Co., post-closing. Under the 2nd Amendment, JOGMEC has committed to fund US$20 million in expenditures over a three year period ending March 31, 2018. An amount of US$8 million will be funded by JOGMEC to March 31, 2016, followed by the first US$6 million to be spent in each of the following two 12 month periods. Any amounts in excess of US$6 million to be spent in either of years two or three is to be funded by the JV partners pro-rata to their holdings. Closing of this transaction is subject to Section 11 approval by the DMR for the transfer of title to the Waterberg prospecting rights and other project assets into the new Waterberg JV Co. The Company will continue its current accounting treatment for the Waterberg JV and Waterberg Extension projects until closing. If Section 11 approval for the transfer is not obtained the parties will default to the pre 2nd amendment JV arrangement, with any advances received from JOGMEC to be used to offset its spending commitments on the Waterberg JV property.

i.	Waterberg JV Project

PTM RSA applied for the original 137 km2 prospecting right for the Waterberg JV Project area and in September 2009 the DMR granted the prospecting right until September 1, 2012. This prospecting right was later increased in size to 153 km2 by way of section 102 application to the DMR. Renewal of this prospecting right for a further three years ending September 29, 2018 was granted by the DMR in September 2015. Under the MPRDA, a prospecting right remains valid during the application period pending the grant of a renewal. Two further prospecting rights totaling 102 km2 were granted to PTM RSA on October 2, 2013. These two prospecting rights are valid until October 1, 2018 and may each be renewed for a further period of three years thereafter.

Since the earn-in period ended in May 2012 and up to August 31, 2015 an additional US$33.5 million has been spent on the Waterberg JV Project. The Company and Mnombo’s combined 63% share of this work totaled US$19.4 million up until March 31, 2015 (at which time the above mentioned 2nd Amendment comes into effect) with the remaining US$14.1 million funded by JOGMEC. As of August 31, 2015 an amount of US$0.81 million is due from JOGMEC against expenditures made on the Waterberg JV project since March 31, 2015.

PLATINUM GROUP METALS ANNUAL REPORT 2015

Notes to the consolidated financial statements for the year ended August 31, 2015	P 75
(in thousands of Canadian dollars unless otherwise noted)
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

ii.	Waterberg Extension Project

The Waterberg Extension Project includes contiguous granted and applied-for prospecting rights with a combined area of approximately 864 km2. Two of the prospecting rights were executed on October 2, 2013 and each is valid for a period of five years, expiring on October 1, 2018. The third prospecting right was executed on October 23, 2013 and is valid for a period of five years, expiring on October 22, 2018. The Company has made an application under section 102 of the MPRDA to the DMR to increase the size of one of the granted prospecting rights by 44 km2. The Company has the exclusive right to apply for renewals of the prospecting rights for periods not exceeding three years each and the exclusive right to apply for a mining right over these prospecting right areas. Applications for a fourth and a fifth prospecting right covering 331 km2 were accepted for filing with the DMR on February 7, 2012 for a period of five years. These applications, which are not directly on the trend of the primary exploration target, are in process with the DMR. No work has been completed to date on the areas covered by the fourth and fifth prospecting rights pending their formal grant by the DMR.

Before closing of the 2nd Amendment as described above, the Company holds a direct 74% interest and Mnombo holds a 26% interest in the Waterberg Extension Project, leaving the Company with an 86.974% effective interest by way of the Company’s 49.9% shareholding in Mnombo. The Company has carried Mnombo’s 26% share of ongoing costs on the Waterberg Extension Project until March 31, 2015. Under the 2nd Amendment JOGMEC will fund US$20 million in expenditures to March 31, 2018 on the combined Waterberg Projects.

To March 31, 2015 US$9.5 million has been spent on the Waterberg Extension Project. Mnombo’s combined 26% share of this work totalled US$2.5 million up until March 31, 2015, at which time the above mentioned 2nd Amendment comes into effect. Spent to date post March 31, 2015 is US$2.1 and at August 31, 2015, an amount of US$0.1 million is due from JOGMEC against expenditures made on the Waterberg Extension projects since March 31, 2015.

War Springs and Tweespalk

On June 3, 2002, the Company acquired an option to earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property, both located in the Northern Limb or Platreef area of the Bushveld Complex. BEE groups Africa Wide and Taung Minerals (Pty) Ltd. have each acquired a 15% interest in the Company’s rights to the War Springs project carried to bankable feasibility. The Company retains a net 70% project interest. Africa Wide also has a 30% participating interest in the Tweespalk property. The Company wrote off all deferred costs related to these properties in fiscal 2014 while continuing to hold the prospecting rights, which are subject to renewal by the DMR.

(b) Canada

On August 9, 2013, the Company entered into an option agreement with Benton Resources Inc. on the Mealy Lake Property in southwestern Labrador. The Company does not plan to continue exploration on the project and $999 of deferred acquisition and exploration costs were written off during the year ended August 31, 2015.

In September 2011, the Company purchased the Providence property located in the Northwest Territories from Arctic Star Exploration Corp. During the period the Company wrote off all deferred acquisition and exploration costs related to the project in the amount of $1,821. Subsequent to year end, the Company sold its rights to the project to Benton Resources Inc., who acquired the rights by making an approximate $28,000 lease payment to the NWT government and granting Platinum Group a 0.75% NSR along with a 0.5% NSR to Arctic Star Exploration Corp.

The Company maintains a mineral rights position in the Lac Des Iles area north of Thunder Bay, Ontario. On April 23, 2014 the Company entered into an option to purchase agreement with Lac des Iles Mines Ltd. (“LDI”) (a 100% owned subsidiary of North American Palladium Ltd.) whereby LDI can earn a 100% undivided interest in the Company’s Shelby Lake property by completing $400 in exploration expenditures over a three year period, with an initial cash payment to the Company of $25. The Company will retain a 1% NSR if LDI completes the earn-in. During the year ended August 31, 2014 all deferred acquisition and exploration costs were written off for all Ontario properties.

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 76	Notes to the consolidated financial statements for the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

8. SHARE CAPITAL

(a) Authorized

Unlimited common shares without par value.

(b) Issued and outstanding

At August 31, 2015, the Company had 768,943,030 shares outstanding.

During the year ended August 31, 2015, the Company closed an offering of 214.8 million shares at a price of US$0.53 ($0.61) per share resulting in gross proceeds of US$114 million ($132 million). The offering closed December 31, 2014 with net proceeds to the Company after fees, commissions and costs of approximately US$106 million ($124 million).

During the year ended August 31, 2015 the Company issued 2,830,188 common shares at a deemed price of US$0.53 per share in connection with the Senior Secured Loan Facility entered into on February 16, 2015 (Note 3). The total issue price of US$1.5 million represents 3.75% of the principal amount of the Facility.

(c) Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) under the terms of its stock option plan with directors, officers, consultants and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant. Stock options granted to certain employees, directors and officers of the Company are subject to vesting provisions, while others vest immediately.

The following tables summarize the Company’s outstanding stock options:

	Number of Shares	Average Exercise Price
Options outstanding at August 31, 2013	15,808,500	$1.58
Granted	6,575,000	1.30
Exercised	(53,300)	1.00
Cancelled	(2,585,700)	1.63
Options outstanding at August 31, 2014	19,744,500	1.48
Granted	9,430,000	0.65
Cancelled	(850,000)	1.33
Options outstanding at August 31, 2015	28,324,500	$1.21

		Average Remaining
Number Outstanding and Exercisable at August 31, 2015	Exercise Price	Contractual Life (Years)
9,295,000	$0.65	4.47
3,124,000	0.96	2.02
100,000	1.05	2.75
25,000	1.20	1.35
9,814,000	1.30	3.43
75,000	1.38	1.47
35,000	1.40	2.55
3,554,000	2.05	0.68
2,252,500	2.10	0.24
50,000	2.20	0.27
28,324,500		3.00

PLATINUM GROUP METALS ANNUAL REPORT 2015

Notes to the consolidated financial statements for the year ended August 31, 2015	P 77
(in thousands of Canadian dollars unless otherwise noted)
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

The stock options outstanding have an intrinsic value of $Nil at August 31, 2015.

During the year ended August 31, 2015, the Company granted 9,430,000 stock options (August 31, 2014 – 6,575,000). The Company recorded $2,664 ($1,398 expensed and $1,266 capitalized to properties) of compensation expense for the year ended August 31, 2015 (August 31, 2014 - $3,803 ($2,222 expensed and $1,581 capitalized to properties)).

The Company uses the Black-Scholes model to determine the grant date fair value of stock options. Assumptions used in valuing stock options granted during the year ended August 31, 2015 and 2014 follow:

Period ended	August 31, 2015	August 31, 2014
Risk-free interest rate	0.60%	1.47%
Expected life of options	3.8 years	3.7 years
Annualized volatility	60%	60%
Forfeiture rate	0%	0%
Dividend rate	0.00%	0.00%

9. NON-CONTROLLING INTEREST

The table below shows details of non-wholly owned subsidiaries of the Group that have material non-controlling interests:

Company	Proportion of ownership		Loss allocated to		Accumulated non-
	and voting rights held by		non-controlling		controlling
	non-controlling interests		interests		interests
	2015	2014	2015	2014	2015	2014
Maseve Investments 11 (Pty) Ltd	17.1%	21.3%	1,005	55	66,404	75,741
Mnombo Wethu Consultants (Pty) Limited	50.1%	50.1%	-	-	4,791	4,017
				Total	71,195	79,758

10. CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of share capital, contributed surplus, accumulated other comprehensive loss and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary based on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not currently declare or pay out dividends.

As at August 31, 2015, the Company did not have any long-term debt and was not subject to any externally imposed capital requirements. Subsequent to year end, the Company closed the Sprott Facility and the LMM Facility (defined herein). See subsequent events (Note 19) below for further details.

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 78	Notes to the consolidated financial statements for the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

11. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks.

(a) Credit risk

Credit risk arises from the risk that the financial asset counterparty, may default or not meet its obligations timeously. The Company minimizes credit risk by monitoring the reliability of counterparties to settle assets. The maximum exposure to the credit risk is represented by the carrying amount of all the financial assets. There is no material concentration of credit risk in cash and cash equivalents, trade and other receivables and loans.

(i) Amounts receivable

Total credit risk is limited to the carrying amount of amounts receivable.

(ii) Cash and cash equivalents and restricted cash

In order to manage credit and liquidity risk the Company invests only in term deposits with Canadian Chartered and South African banks that have maturities of three months or less. A South African Bank Rand account held in the United Kingdom is used for holding Rand denominations only, and is not restricted. Deposit limits are also established based on the type of investment, the counterparty and the credit rating.

(iii) Performance Bonds

In order to explore and develop its properties in South Africa, the Company was required to post performance bonds as financial guarantees against future reclamation work. These funds are held with Standard Bank of South Africa Limited with the Department of Mineral Resources in South Africa as beneficiary in accordance with the MPRDA and the Company’s environmental management programme.

(b) Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors.

Future exploration, development, mining, and processing of minerals from the Company’s properties will require additional financing. Subsequent to year end the Company closed two debt financings which are expected to fund the Project 1 platinum mine to production based on current projections. See subsequent events for further details of the transactions.

Further, the Company may be required to source additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for continued exploration on the Waterberg Projects, as well as for general working capital purposes.

Any failure by the Company to obtain additional required financing on acceptable terms could cause the Company to delay development of its material projects or could result in the Company being forced to sell some of its assets on an untimely or unfavourable basis. Any such delay or sale could have a material and adverse effect on the Company’s financial condition, results of operations and liquidity.

(c) Currency risk

PTM Canada’s functional currency is the Canadian dollar, while the functional currency of all South African subsidiaries is the Rand. The Company’s operations are in both Canada and South Africa; therefore the Company’s results are impacted by fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company also held material USD denominated cash balances. The Company’s significant foreign currency exposures on financial instruments comprise cash and cash equivalents, accounts payable and accrued liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

PLATINUM GROUP METALS ANNUAL REPORT 2015

Notes to the consolidated financial statements for the year ended August 31, 2015	P 79
(in thousands of Canadian dollars unless otherwise noted)
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

The Company is exposed to foreign exchange risk through the following financial instruments denominated in a currency other than Canadian dollars:

Year ended	August 31, 2015	August 31, 2014
Cash (Rand)	$9,467	$4,854
Cash (USD)	27,152	23,985
Accounts payable (Rand)	21,024	27,054
Accounts receivable (Rand)	11,611	12,215

The Company’s comprehensive loss is affected by changes in the exchange rate between its operating currencies and the Canadian dollar. At August 31, 2015, based on this exposure a 10% strengthening/weakening in the Canadian dollar versus Rand foreign exchange rate and United States dollar would give rise to a decrease/increase in net loss for the year presented of approximately $3.66 million.

(d) Interest rate risk

The Company’s interest income earned on cash and cash equivalents and on short term investments is exposed to interest rate risk. At August 31, 2015, based on this exposure a 1% change in the average interest rate would give rise to an increase/decrease in the net loss for the year of approximately $1,170.

At August 31, 2015, the carrying amounts of cash and cash equivalents, amounts receivable, performance bonds and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

12. RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)	During the year ended August 31, 2015, $297 ($311 – August 31, 2014) was paid to independent directors for directors’ fees and services.

(b)

During the year ended August 31, 2015, the Company accrued or received payments of $102 ($102-August 31, 2014) from West Kirkland Mining Inc. (“West Kirkland”), a company with two directors in common, for administrative services. Amounts receivable at the end of the period include an amount of $26 ($24 – August 31, 2014) due from West Kirkland.

(c)

During the year ended August 31, 2015, the Company accrued or received payments of $Nil ($25-August 31, 2014) from Nextraction Energy Corp. (“Nextraction”), a company with three directors in common, for administrative services. Amounts receivable at the end of the period include an amount of $206 ($206 – August 31, 2014) due from Nextraction. Nextraction is currently going through a credit restructuring and non-conflicted directors of the Company will decide on the form of settlement with Nextraction. Nextraction is not incurring further indebtedness to the Company for services at this time.

All amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment. These transactions are in the normal course of business and are measured at the estimated fair value, which is the consideration established and agreed to by the parties.

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 80	Notes to the consolidated financial statements for the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

Key Management Compensation

The remuneration of directors, the CFO, CEO, COO and other key management personnel during the years ended August 31, 2015 and 2014 is as follows:

Year ended	August 31, 2015	August 31, 2014
Salaries	2,493	2,289
Share-based payments	1,354	1,526
Total	3,847	3,815

13. ASSET RETIREMENT OBLIGATION

The amounts recorded for asset retirement costs are based on estimates included in mine closure, demobilization, rehabilitation and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws. These estimates include an assumption on the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

There was an increase in the net present value of the asset retirement obligation (”ARO”) during the year ended August 31, 2015, due mainly to ongoing construction work on Project 1. At August 31, 2015, the ARO is estimated based on a total future liability of approximately R 44.0 million (August 31, 2014 – R 22.3 million). A discount rate of 7.97% and an inflation rate of 6.4%, which represents South Africa’s expected inflation rate, were used to calculate the ARO.

Balance August 31, 2013	$1,407
Additional obligation incurred	125
Accretion expense	118
Foreign exchange gain	(14)
Balance August 31, 2014	$1,636
Additional obligation incurred	1,258
Accretion expense	179
Foreign exchange gain	(35)
Balance August 31, 2015	$3,038

14. CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $2,602 to August 31, 2020.

The Company’s project operating subsidiary, Maseve, is party to a long term 40MVA electricity supply agreement with South African power utility, Eskom. In consideration Maseve is to pay connection fees and guarantees totaling R147 million ($14.7 million at August 31, 2015) to fiscal 2016 of which R88.4 million ($8.8 million at August 31, 2015), has been paid, leaving R58.6 million ($5.9 million) of the commitment outstanding. These fees are subject to possible change based on Eskom’s cost to install. Eskom’s schedule to deliver power is also subject to potential for change.

In November 2012, Maseve entered into a water supply agreement with Magalies Water. In terms of the agreement Maseve is required to contribute to the Pilansberg Water Scheme to the amount of R142 million. Contributions to the scheme can be in the form of cash contributions or via infrastructural builds jointly managed by Maseve and Magalies. As at August 31, 2015, Maseve has contributed R72.8 million ($7.3 million) to the scheme, leaving R69.42 million ($6.9 million at August 31, 2015) of the commitment outstanding.

PLATINUM GROUP METALS ANNUAL REPORT 2015

Notes to the consolidated financial statements for the year ended August 31, 2015	P 81
(in thousands of Canadian dollars unless otherwise noted)
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

From period end the aggregate commitments are as follows:

	< 1 Year	1 – 3 Years	4 – 5 Years	> 5 Years	Total
Lease obligations	$473	$1,036	$1,093	$-	$2,602
ESKOM – power	5,845	-	-	-	5,845
Magalies water	6,928	-	-	-	6,928
Tailings & Surface Infrastructure	23,882	-	-	-	23,882
Mining development	2,354	-	-	-	2,354
Mining equipment	11,875	-	-	-	11,875
Sprott Standby Fees (Note 3)	462	-	-	-	462
Other property expenditures	13,182	-	-	-	13,182
Totals	$65,001	$1,036	$1,093	$-	$67,130

The above contracts are subject to the following estimated break fees in the event of cancellation at August 31, 2015:

Concentrator plant and surface infrastructure	$9,946
Magalies water	6,928
ESKOM	5,845
Mining equipment	6,450
Other	7,786
$36,955

Break fees are estimated by means of contractual notice periods, work in progress costs and normal costs associated with the unwinding and disestablishment of certain contractors.

Subsequent to year end the Company drew down on the Sprott Facility and entered into and drew down on the LMM Facility (defined herein). Loan repayment details are also included below in the subsequent events (Note 19).

15. SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Year ended	August 31, 2015	August 31, 2014

Amounts receivable, prepaid expenses and other assets	$(3,040)	$(3,280)
Accounts payable and accrued liabilities	667	(266)
	$(2,373)	$(3,546)

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 82	Notes to the consolidated financial statements for the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

16. SEGMENTED REPORTING

The Company operates in one operating segment, that being exploration and development of mineral properties. Information presented on a geographic basis follows:

Assets

	August 31, 2015	August 31, 2014
Canada	$46,166	$118,174
South Africa	609,461	432,065
	$655,627	$550,239

Substantially all of the Company’s capital expenditures are made in South Africa, although the Company also held exploration properties in Canada which were written off during the year.

Income (Loss) attributable to the shareholders of Platinum Group Metals Ltd.

Year ended	August 31, 2015	August 31, 2014
Canada	$1,170	$(8,263)
South Africa	(4,968)	(2,175)
	$(3,798)	$(10,438)

17. EXPENSES

      i) General and Administrative

GENERAL AND ADMINISTRATIVE	Year Ending	Year Ending
	August 31, 2015	August 31, 2014
Salaries and benefits	$3,567	$3,391
Professional/consulting fees	1,859	1,649
Depreciation	627	474
Travel	593	724
Regulatory Fees	409	538
Insurance	361	451
Rent	295	227
Accretion	179	118
Other	438	360
Total	$8,328	$7,932

      ii) Foreign Exchange Gain

The foreign exchange gain of $10.7 million is due to the Company holding US Dollars during the year while the US Dollar increased in value relative to the Canadian dollar.

PLATINUM GROUP METALS ANNUAL REPORT 2015

Notes to the consolidated financial statements for the year ended August 31, 2015	P 83
(in thousands of Canadian dollars unless otherwise noted)
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

18. INCOME TAXES

The income taxes shown in the consolidated earnings differ from the amounts obtained by applying statutory rates to the earnings before provision for income taxes due to the following:

	2015	2014

Loss before income taxes	$3,487	$10,668
Income tax recovery at statutory rates	(906)	(2,774)
Difference of foreign tax rates	(53)	(30)
Non-deductible expenses	(570)	1,431
Changes in unrecognized deferred tax assets and other	2,845	1,164
Income tax expense (recovery)	1,316	(209)
Income tax expense (recovery) consists of:
Current income taxes	$233	$-
Deferred income taxes	1,083	(209)
	$1,316	$(209)

The gross movement on the net deferred income tax account is as follows:

	2015	2014
Deferred tax liability at the beginning of the year	$(11,585)	$(11,908)
Tax (expense) recovery relating to the loss from continuing operations	(1,083)	209
Tax recovery relating to components of other comprehensive income	4,357	114
Deferred tax liability at the end of the year	$(8,311)	$(11,585)

The significant components of the Company’s net deferred income tax liabilities are as follows:

	2015	2014
Mineral properties	$(23,326)	$(31,257)
Loss carry forwards	15,015	19,672
	$(8,311)	$(11,585)

Unrecognized deductible temporary differences, unused tax and unused tax credit losses are attributed to the following:

	2015	2014
Tax Losses:
Operating loss carry forwards	$58,335	$46,892
Capital loss carry forwards	1,484	12,841
	59,819	59,733
Temporary Differences:
Mineral properties	10,061	7,181
Share issuance costs	15,729	15,532
Property, plant and equipment	699	603
Deductible temporary difference related to net investment in a subsidiary	-	50,614
Other	620	270
	$27,109	$74,200
Investment Tax Credit:	$375	$375

PLATINUM GROUP METALS ANNUAL REPORT 2015

P 84	Notes to the consolidated financial statements for the year ended August 31, 2015
(in thousands of Canadian dollars unless otherwise noted)
Platinum Group Metals Ltd. (An Exploration and Development Stage Company)

The Company has operating loss carry-forwards that may be available for tax purposes in Canada totaling $58,335 (August 31, 2014 - $46,892). These losses expire between 2016 and 2035.

The Company has capital loss carry-forwards that may be available for tax purposes in Canada totaling $1,484 (August 31, 2014 - $12,841). These capital losses can be carried forward indefinitely.

The Company has unused investment tax credit carry-forwards that may be available for tax purposes in Canada totaling $375 (August 31, 2014 - $375). These tax credits expire between 2029 and 2034.

19. SUBSEQUENT EVENTS

The following significant events occurred subsequent to year end. These events as well as other non-significant subsequent events may be mentioned elsewhere in the financial statements.

On November 20, 2015, the Company drew down US$40 million working capital facility pursuant to the Sprott Facility with Sprott and others executed on February 16, 2015. Pursuant to the terms of the Sprott credit agreement, the Company paid a draw down fee of US$800,000 (being 2% of the amount being drawn down under the Facility) paid in 3,485,839 common shares of the Company.

On November 20, 2015, the Company also drew down US$40 million from a loan facility (the “LMM Facility”) pursuant to a credit agreement (the “LMM Credit Agreement”) entered into on November 2, 2015 with its largest shareholder, Liberty Metals & Mining Holdings, LLC (“LMM”), a subsidiary of Boston based Liberty Mutual Insurance. Pursuant to the terms of the LMM Credit Agreement, the Company paid a draw down fee of US$800,000 to LMM, being 2% of the amount being drawn down under the LMM Facility, paid in 3,485,839 common shares of the Company.

The interest rate on the LMM Facility is 9.5% over LIBOR. Interest payments on the LMM Facility will be accrued and capitalized until December 31, 2016, and then paid to LMM quarterly thereafter. The first 20% of principal is to be repaid on December 31, 2018 and then in tranches of 10% of the principal at the end of each calendar quarter beginning on March 31, 2019 and for each of the next 7 quarters of the LMM Facility.

Pursuant to the LMM Credit Agreement the Company entered into a life of mine Production Payment Agreement (“PPA”) with LMM. Under the PPA, the Company agreed to pay to LMM a production payment of 1.5% of net proceeds received on concentrate sales or other minerals from the Project 1 platinum and palladium mine (the “Production Payment”). The Company has the right, but not the obligation, to buy back 1% of the 1.5% Production Payment for US$17.5 million until January 1, 2019 and then for US$20 million until December 31, 2021.

If the Company exercises its right to buy back a portion of the production payment, then the LMM Facility payback will be deferred, with 10% of the principal and capitalized interest to be repaid on each of September 30, 2019 and December 31, 2019, followed by 20% of principal and capitalized interest to be repaid on each of March 31, 2020, June 30, 2020, September 30, 2020 and December 31, 2020.

Sprott, in first lien position, agreed to amend its original terms and enter into an inter creditor agreement to allow for the second lien position for LMM. The Sprott Facility is to be repaid during 2017. Events of default under the Sprott Facility are also treated as events of default under the LMM Facility, and vice versa. Under the LMM Facility, the Company has provided a subordinated pledge of 100% of the shares of PTM RSA. The LMM Facility is subordinated to the Sprott Facility and scheduled to be repaid after Sprott. An event of default under the PPA triggers the payment of a termination fee based on a net present value of the Production Payments to be made under the PPA at a 5% discount rate. An event of default under the Sprott Facility or the LMM Facility is also treated as an event of default under the PPA. The Company holds the right to terminate the PPA upon payment of the termination fee.

The PPA is secured with the second lien position of the LMM Facility until it is repaid. The PPA will be acknowledged in any subsequent debt arrangement of the Company. The Company has a right to refinance the Sprott Facility or the LMM Facility, subject to certain rights granted to LMM under the PPA.

PLATINUM GROUP METALS ANNUAL REPORT 2015

Directors and Officers

R. Michael Jones
Director, President & CEO

Iain McLean
Director

Frank Hallam
Director, CFO & Secretary

Eric Carlson
Director

Peter Busse
Chief Operating Officer

Dr. Barry Smee
Director

Mlibo Mgudlwa
VP, PTM RSA (Pty) Ltd.

Timothy Marlow
Director

Kris Begic
VP, Corporate Development

Diana Walters
Director

David Ngubane
General Mine Manager
WBJV Project 1 (Maseve)

Corporate Information

Offices

CANADA
Suite 788, 550 Burrard Street
Vancouver, BC, Canada V6C 2B5
T 604.899.5450
F 604.484.4710
info@platinumgroupmetals.net
www.platinumgroupmetals.net
Toll Free: 1.866.899.5450

SOUTH AFRICA
1st Floor Platinum House
24 Sturdee Avenue
Rosebank, Johanesburg, 2196
T +27(11) 782.2186
F +27(11) 782.4348

Registered Office
Suite 2300, 550 Burrard Street
Vancouver, BC, Canada V6C 2B5

Registrar & Transfer Agent
Computershare Investor Services
3rd Floor, 510 Burrard Street
Vancouver, BC, Canada V6C 3B9

Legal Counsel
Gowling Lafleur Henderson LLP
Suite 2300, 550 Burrard Street
Vancouver, BC, Canada V6C 2B5

Auditors
PricewaterhouseCoopers LLP
Suite 7500, 550 Burrard Street
Vancouver, BC, Canada V6C 2B5

Share Listing
TSX: PTM; NYSE MKT: PLG

SEC File #0-33562

Share Capital
(as of December 31, 2015)
Issued and Outstanding: 775,914,708
Options: 34,771,750
Warrants: 0
Fully Diluted: 810,686,458

Annual General Meeting
Friday, February 26, 2016
11:00 am (PST)
550 Burrard Street, Bentall 5
Lobby Level Boardroom
Vancouver, BC, Canada

PLG : NYSE MKT
PTM : TSX

PLATINUM
GROUP
METALS

PLG:NYSE MKT
PTM:TSX